# CAMBIOR

## Annual Report 2001

Rebuilding value

# Corporate Profile

Cambior Inc. is a major Canadian gold and niobium producer with interests in five mines in Québec and Guyana and in one advanced project in Suriname. The Company carries on exploration and mining activities in the Americas with a workforce of 1,650 employees. In 2001, Cambior exceeded its production targets and produced 615,000 ounces of gold at a direct mining cost of $212 per ounce and 3,500 tonnes of niobium. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

This report contains certain "forward-looking statements", as defined in the *United States Private Securities Litigation Reform Act of 1995*, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties include those disclosed under the heading "Risk Factors" in Cambior's Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the AMEX.

**All financial results are expressed in US dollars unless otherwise indicated.**

Production results are in metric units, unless otherwise indicated.

Cambior Inc. carries on business in Canada. Affiliates and associated companies of Cambior Inc. carry on business in Canada and elsewhere. In this annual report, the terms "Cambior" and "the Company" are used interchangeably and, in each case, denote a reference to one or more of Cambior Inc. and its affiliates and associated companies.

# Table of Contents

# Highlights

- Production of 615,000 ounces of gold at a direct mining cost of $212 per ounce
- Record production of 354,300 ounces at Omai
- New financing for proceeds of $120 million
- Reduction of $30 million in financial obligations
- Agreement reached to increase participation in the Gross Rosebel gold project
- Significant increase in mineral reserves
- Cdn $27.8 million special warrant financing on February 27, 2002
- ISO 14001 environmental certification for all sectors of activity

| | **2001** **$** | 2000 $ |
|---|---|---|
| **RESULTS** *(in millions of $)* | | |
| Total revenues | **198.2** | 210.6 |
| Cash flows from operating activities | **81.3** | 25.7 |
| Adjusted cash flows from operating activities[1] | **32.4** | 25.7 |
| Net loss | **(8.2)** | (81.6) |
| **PER SHARE** *($)* | | |
| Cash flows from operating activities | **0.88** | 0.35 |
| Adjusted cash flows from operating activities[1] | **0.35** | 0.35 |
| Net loss | **(0.09)** | (1.12) |
| Weighted average number of common shares outstanding (in millions) | **92.8** | 73.1 |
| **GOLD PRODUCTION** | | |
| Number of ounces produced (000) | **615** | 613 |
| Number of ounces sold (000) | **627** | 628 |
| Realized price ($ per ounce) | **289** | 321 |
| Average market price ($ per ounce) | **271** | 279 |
| Direct mining costs ($ per ounce) | **212** | 217 |
| **FINANCIAL POSITION** *(in millions of $)* | **Dec. 31, 2001** | Dec. 31, 2000 |
| Cash and cash equivalents | **15** | 4 |
| Total assets | **252** | 283 |
| Total debt | **51** | 130 |
| Deferred revenue | **49** | — |
| Shareholders' equity | **112** | 108 |
| Shareholders' equity per share ($) | **1.06** | 1.43 |
| Total number of shares outstanding (in millions)[2] | **104.9** | 75.6 |

1. Cash flows from operating activities in 2001 less the net deferred revenue for the period.
2. Shares outstanding increased by 21.3 million shares following the exercice of special warrants in March 2002.

# Message to Shareholders

The year 2001 represented a transition year for Cambior. Initially, all our efforts were directed towards the completion of the financial restructuring but progressively our focus moved to the development and implementation of a strategic plan to rebuild shareholder value through the profitable mining of metals and minerals.

Our strategy takes into account our financial situation and the markets for our products. We will continue to maximize the financial performance of our mining operations in order to decrease our financial obligations and create a financial capacity to grow our mining assets. The Company maintains a Revenue Protection Program to ensure the cash flows necessary to meet our financial obligations. In addition, the program is sufficiently flexible to allow the Company to participate in rising gold markets.

## Rebuilding Value

As part of its strategy to strengthen its financial position, Cambior completed on February 27, 2002 a private placement with a syndicate of underwriters for the sale of 21,346,154 special warrants at a price of Cdn $1.30 each for gross proceeds of Cdn $27.75 million. Net proceeds from this offering were added to the working capital of the Company. We are pleased with the confidence the investors have shown in our Company through this placement.

We will invest in opportunities with a good rate of return. The first priority will be investment programs to increase our mineral reserves and resources on or near our mine operations. All new reserves and resources will immediately add value to our mines and allow us to maintain or increase our production levels. The marginal investment required to discover and develop these new reserves is relatively lower than the investment required for new discoveries, thereby providing a higher rate of return. This year, the Company will also invest in the Gross Rosebel gold project in Suriname with the target of commencing construction by the end of the year. Preliminary studies indicated that the project had a good return, and we anticipate enhanced economics for the project from the detailed feasibility study which will include equipment transfer and synergies from the Omai mine.

The significant decrease in the gold price during the last five years and Cambior's financial crisis in 1999 resulted in a significant devaluation of the Company's share price. Following the completion of our restructuring program, we initiated a sustained program to reintroduce Cambior to the investment community. The message focused on our strategy to rebuild shareholder value. The impact of this investor relations program, combined with renewed investor interest in the gold market, has resulted in a substantial increase in the share price since December 31, 2000. At March 8, 2002, our market capitalization had increased by $88 million from December 31, 2000 given a 198% increase in the share price and the issuance of 50.6 million shares. Our share price performance has exceeded the increase in the TSE Gold and Precious Minerals Index in 2001 and the first two months of 2002. Notwithstanding these improvements, we will continue our efforts to ensure that the value of the share price reflects at least the underlying net asset value of our Company.

### Operating Results

In 2001, the mining operations performed strongly with total gold production of 615,000 ounces, surpassing our budget by 30,000 ounces. The direct mining cost per ounce was $212, a slight decrease compared to the previous year. The Omai mine established a new production record with 354,300 ounces of gold, representing an increase of 7% compared to 2000. The Doyon Division maintained its production level with 228,700 ounces of gold produced, while Cambior's share of production from the Sleeping Giant mine decreased slightly to 31,900 ounces of gold, in accordance with the mining plan. Due to the successful completion of the Niobec mine expansion, Cambior's share of niobium production also reached a new record of 1,500 tonnes, an increase of 38% compared to 2000.

To maintain our levels of production, we invested $19.7 million. Investments were principally for exploration and underground development at the Doyon Division ($7.6 million) and deferred stripping costs at Omai ($6.2 million). In 2001, Cambior benefited from $1.3 million in financial assistance from the Québec government to explore for additional reserves at its operating mines in Québec.

In 2001, we maintained our focus on excellence for all operational aspects of our mines, including the health and safety of our employees and environmental protection, which reached an almost perfect effluent conformity level. Despite our disappointment with the frequency of compensable accidents in 2001, their severity decreased significantly, and we are adjusting our management systems at all our sites to reduce the accident frequency. All our sectors of activity have now attained the highly regarded ISO 14001 certification for their environmental management systems and we are working with our joint venture partner towards certification of the Niobec mine in 2002.



700
600
500
400
300
200
100
0
Gold production (000 ounces)
520
638
630
613
615
212
271
289
97
98
99
00
01


**Gold production, direct mining costs, gold price and realized price**

- Direct mining costs ($/oz)
- Gold price ($/oz)
- Realized price ($/oz)

## Production higher than anticipated

### Financial Results

Revenues for 2001 were $198.2 million, slightly lower than last year due to a decrease of $32 per ounce in the realized price of gold sold. Gold production represented nearly 90% of revenues in 2001. EBITDA amounted to $39.4 million in 2001 compared to $51.2 million in 2000. Cash flows from operating activities were $81.3 million (88¢ per share), including a net amount of $49 million from the prepaid gold forward sale agreement. Excluding this amount, adjusted cash flows from operating activities for 2001 were $32.4 million (35¢ per share), compared to $25.7 million (35¢ per share) for the previous year.

The loss before unusual items was $1.2 million (1¢ per share) compared to a loss of $29.1 million (40¢ per share) for 2000. In 2001, a $5.4 million writedown of the Omai mine resulted in a net loss of $8.2 million (9¢ per share). This compares to a net loss of $81.6 million ($1.12 per share) in 2000, when writedowns totaled $94.3 million.

### Significant Reduction in Financial Obligations

Following the completion of the sale of the La Granja copper project in late 2000, the Company secured, in early January 2001, a new $65 million credit facility and a $55 million prepaid gold forward sale agreement.

At December 31, 2001, Cambior's debt and obligations under the prepaid gold forward sale agreement totaled $100 million, a significant reduction from the $130 million at the beginning of the year. The debt reduction is mainly due to the sale of our interest in the El Pachón copper project, net cash flow from operations and the completion of private placements with Jipangu Inc., a privately-held Japanese gold investment company. The net cash flows from operations and the deliveries of gold pursuant to our prepaid gold forward arrangement, as per the established monthly delivery schedule, will make it possible to gradually decrease our financial obligations to $50 million during the next two years. Our objective is to aggressively pursue the reduction of our financial obligations and improve the conditions placed on us by our lenders.



130
100
83
50
Dec 00
Dec 01
Dec 02
Dec 03
Actual
Projected


**Financial obligations**
(in millions of $)

## Gold Market

Despite the sudden increase in the gold price to $293 per ounce following the tragic terrorist attacks of September 11, 2001 in the United States, the average price of gold for 2001 was $271 per ounce, the lowest price since 1978. The closing price on December 31, 2001 was $277 per ounce of gold.

During 2001, worldwide gold production increased by less than 1% for the second year in a row, thus heralding a decline in worldwide gold production for the next few years. Mine production will be decreasing as exploration outlays have been severely reduced by most companies and therefore limited new gold production is anticipated in the near term. For the second consecutive year, producers reported a significant decrease in their hedging positions as a result of unfavourable hedging conditions in the gold market.

For the first time since 1978, gold consumption for fabrication, in particular for jewelry, dropped 6% during the year. Weak economic growth rates for the principal consuming countries, the impact of the September 11th attacks and weak demand in the electronics sector caused this reduction.

The beginning of 2002 has shown great improvement in the gold price, with the price reaching $304 on February 8, 2002. The improvement in the gold price is mainly due to an increase in fabrication and investment demand, and general market sentiment is that conditions are in place for an improved price over the long term.

During 2001, Cambior joined an industry-led initiative to study the potential to stimulate gold consumption in the jewelry sector. A major consulting firm reviewed various approaches and concluded that increases in the gold price could result from the establishment of a concerted marketing effort. Cambior has agreed to participate in the initial funding of an international marketing campaign. Future commitments will be evaluated following the results of the initial campaign.

# Positive outlook for gold markets

## Revenue Protection Program

In order to secure the net mine cash flows necessary to meet our financial obligations and to satisfy our covenants with the banks, Cambior maintains a Revenue Protection Program for its gold operations. The effectiveness of the strategy can be measured by comparing our average realized price to the average market price over time. In 2001, our average realized price exceeded the average market price by $18 per ounce, compared to $42 per ounce in 2000 and an average of $70 per ounce from 1995 to 1999.

As of December 31, 2001, Cambior's Revenue Protection Program consisted of minimum delivery obligations of 1.3 million ounces at an average price of $298 per ounce. These hedge positions include forward contracts, prepaid gold forward sales and variable volume forward contracts. Commitments over the next six years total 1.9 million ounces at an average price of $306 per ounce. During 2001, optionalities, which include call options sold and the variable portion of the variable volume forwards contracts, declined to a total of 635,000 ounces at an average price of $322 per ounce as compared to 963,000 ounces at $338 per ounce at the beginning of the year.

*Because the Company has decided to minimize the use of optionalities, no accounting adjustments* caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004.

Within the framework of its Credit facility, Cambior has the contractual right to roll forward its gold sales contracts until the expiration date of the loan. Moreover, none of its hedging instruments is subject to margin calls.

## Increase in Mineral Reserves

Proven and probable mineral reserves have increased by almost one million ounces of gold contained since last year, after production depletion in 2001. This increase is mainly due to the inclusion of the Gross Rosebel project following the upgrade of its mineral resources into the probable reserves category and the agreement with Golden Star Resources Ltd. to acquire its 50% interest in the project, subject to closing. The discovery of new mineralized zones at Sleeping Giant resulted in a 31% increase in mineral reserves. Due to the extension of mineralized zones at the Doyon Division, the proven and probable reserves were almost replaced, with 1.4 million ounces of gold contained at year end. Omai added only 50,000 ounces to its mineral reserves, primarily as a result of the gains realized while mining its two deposits. It is expected that the two deposits at the Omai mine will be depleted in 2005 and the renewal of reserves is dependent on the current exploration program finding a new gold deposit near the mine site.

Cambior's share of mineral reserves at Niobec increased by nearly 60% to stand at 9.1 million tonnes at a grade of 0.68% $Nb_2O_5$ at year end. More than 90% of the mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, thereby reducing the development expenditures required for their extraction. Since it began commercial production 25 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. Both partners are pleased with this significant increase in reserves and its positive impact on the mine life, which is at least 16 years at the current mining rate.

Increased mineral reserves

## Innovation and Continuous Improvement

During the year, Cambior initiated the development and implementation of a new management system based on innovation and continuous improvement for its operations. While these two concepts have always been an integral part of our management style, we have decided to better structure and formalize their application to our activities and involve all our employees in the process. All employees of the Company will receive training to help them better understand our business and their significant opportunities to contribute to its success.

## Outlook – 2002

The anticipated decrease in worldwide gold production, the significant reduction in hedging by producers and renewed demand by consumers and investors arising from renewed economic growth and low real interest rates are all positive fundamental factors that well support a slow and gradual increase in the gold price. Any weakness in the U.S. dollar, currently very robust, should also have a positive impact on the gold market. Consolidation among the senior and intermediate gold producers, which began a few years ago, is expected to continue this year.

During 2002, we will continue to stress our three main priorities in order to increase shareholder value: creation of financial capacity while reducing our financial obligations, investment in high return projects and appreciation of Cambior's share price to reflect its net asset value.

The key objectives for 2002 are:

- Improve our safety record and continue our strong environmental performance;
- Produce 547,000 ounces of gold at a direct mining cost of $225 per ounce and 1,550 tonnes of niobium;
- Implement our new management system focused on innovation and continuous improvement;
- Continue the search for additional mineral reserves and resources at or near our operating sites;
- Complete the final feasibility study for the Gross Rosebel gold project, in order to begin construction by the end of 2002; and
- Enhance awareness of the Company in the investment community and promote Cambior as an attractive investment.

**Appreciation**

The Board of Directors would like to acknowledge the achievements of the Company's 1,650 employees. Recent years presented enormous challenges and we are grateful for their efforts to achieve the goals established by the Company in a difficult gold market. We would also like to acknowledge the support of our shareholders, in particular Jipangu Inc., our largest shareholder with nearly 31% of the outstanding shares currently. In this respect, the president of Jipangu Inc., Mr. Tamisuke Matsufuji, has agreed to stand for election to the Board of Directors of the Company at the upcoming Annual General and Special Meeting of Shareholders, on May 7, 2002. Mr. Gordon Ritchie, who has been a member of the Board of Directors since 1995, has volunteered to step down at this meeting and we would like to thank him for his invaluable contributions. Furthermore, we would like to thank the members of the Board of Directors for their strong interest in Cambior and their valuable advice and sound guidance provided throughout the year.

Respectfully submitted,

Guy G. Dufresne
Chairman of the Board

Louis P. Gignac
President and Chief Executive Officer

March 8, 2002

# Mineral Reserves and Resources[1]

| *(Cambior's share)* | **December 31, 2001 @ $300/oz** | | | December 31, 2000 @ $300/oz | | |
|---|---|---|---|---|---|---|
| **GOLD OPERATIONS** | **Tonnes (000)** | **Grade (g Au/t)** | **Ounces contained** | Tonnes (000) | Grade (g Au/t) | Ounces contained |
| Omai (100%) | | | | | | |
| Proven reserves | 22,644 | 1.3 | 944,000 | 29,406 | 1.3 | 1,273,000 |
| Probable reserves | 69 | 1.4 | 3,000 | 120 | 1.3 | 5,000 |
| Doyon Division (100%)[2] | | | | | | |
| Proven reserves | 3,864 | 5.2 | 644,400 | 2,557 | 5.5 | 456,500 |
| Probable reserves | 4,331 | 5.6 | 786,500 | 4,954 | 6.3 | 1,003,400 |
| Measured resources | 170 | 3.6 | 19,900 | 166 | 3.9 | 20,800 |
| Indicated resources | 760 | 4.4 | 107,400 | 969 | 4.2 | 131,000 |
| Inferred resources | 5,244 | 5.6 | 946,600 | 5,983 | 5.5 | 1,066,300 |
| Sleeping Giant (50%) | | | | | | |
| Proven reserves | 63 | 10.7 | 21,500 | 96 | 10.3 | 31,900 |
| Probable reserves | 145 | 12.3 | 57,600 | 74 | 12.0 | 28,500 |
| Indicated resources | — | — | — | 46 | 9.6 | 14,300 |
| Inferred resources | 112 | 10.8 | 38,700 | 142 | 9.0 | 41,200 |
| **GOLD PROJECTS** | | | | | | |
| Gross Rosebel[3] | | | | | | |
| Probable reserves | 25,166 | 1.7 | 1,350,000 | — | — | — |
| Indicated resources | — | — | — | 12,583 | 1.7 | 675,000 |
| La Arena (100%) | | | | | | |
| Indicated resources | 13,400 | 1.0 | 414,000 | 13,400 | 1.0 | 414,000 |
| **TOTAL GOLD** | | | | | | |
| Proven and probable reserves | | | 3,807,000 | | | 2,798,300 |
| Measured and indicated resources | | | 541,300 | | | 1,255,100 |
| Inferred resources | | | 985,300 | | | 1,107,500 |

| **NIOBIUM OPERATION** | **Tonnes (000)** | **Grade $Nb_2O_5$ (%)** | **Contained Tonnes (000)** | Tonnes (000) | Grade $Nb_2O_5$ (%) | Contained Tonnes (000) |
|---|---|---|---|---|---|---|
| Niobec (50%) | | | | | | |
| Proven reserves | 5,833 | 0.65 | 38 | 2,278 | 0.69 | 16 |
| Probable reserves | 3,245 | 0.72 | 23 | 3,463 | 0.76 | 26 |

| **COPPER PROJECT**[4] | **Tonnes (000)** | **Grade Cu (%)** | **Contained Tonnes (000)** | Tonnes (000) | Grade Cu (%) | Contained Tonnes (000) |
|---|---|---|---|---|---|---|
| Carlota (100%) | | | | | | |
| Probable reserves | 78,830 | 0.47 | 371 | 95,854 | 0.44 | 424 |

**Key assumptions for mineral reserve and resource estimates can be found on page 69 of this report.**

1. Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $300/oz in 2001 and 2000. The El Pachón copper project and the Yaou-Dorlin gold project were sold in 2001. Consequently, this table excludes reserves and resources from these projects. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.
2. Includes mineral reserves and resources from the Doyon and Mouska mines.
3. Mineral reserve and resource calculations at Gross Rosebel are based on the soft rock portion of the deposits. Following the completion of a technical report in 2001, the year-end 2000 mineral resources were upgraded to probable mineral reserves in 2001. Mineral reserves and resources are reported as 50% in 2000 and 100% in 2001, subject to the closing of the transaction to acquire Golden Star Resources Ltd.'s interest in the project.
4. The 2001 probable reserves for the Carlota project were calculated at $0.90/lb of copper and include only the Carlota-Cactus pit. The 2000 probable reserves were calculated at $1.00/lb of copper and include the Carlota-Cactus, Eder South and Eder North pits.



Doyon Division
Sleeping Giant (50%)
Niobec (50%)
Carlota
Omai
Gross Rosebel
Huamachuco
Mines
Projects

# Development

Cambior has developed a disciplined investment program for new metal and mineral projects. Each project has to be at an advanced stage of development or already in production and needs to meet strict criteria:

- a minimum 12% internal rate of return, after taxes;
- capital requirements ranging from $20 to $80 million;
- a maximum time to production of 12 to 18 months;
- a manageable market/price risk;
- located primarily in the Americas; and
- ability to utilize Cambior's human resources and expertise.

# Gross Rosebel Property

**The Company is looking to begin construction at the Gross Rosebel project by the end of 2002.**



1.3 million ounces of gold contained
Thunder Mountain
To Paramaribo
"J" Zone
Koolhoven Deposit
Pay Caro Deposit
East Pay Caro Deposit
Spin Zone
Mama Creek Zone
Airstrip
Camp
Rosebel Deposit
Headley's Reef
Mayo Deposit
Royal Hill Deposit
Monsanto Hill
Koffie Kamp
Hydroelectric dam
km
Property Limits
Exploration Zones
Roads
Planned Open Pits
Atlantic Ocean
South America
Paramaribo
Omai
Gross Rosebel
GUYANA
SURINAME


### Focus on the low-cost Gross Rosebel Project

Gross Rosebel is an advanced development project situated in central Suriname, 80 kilometres south of the capital, Paramaribo. Gross Rosebel is located approximately three hours by air from the Omai mine and offers similar environment and climate characteristics. The concession covers 170 square kilometres and consists of two distinct areas: the North and South limbs. The probable mineral reserves in the soft rock and transition zones stand at 25.2 million tonnes grading 1.7 g Au/t representing 1,350,000 ounces of gold contained. The potential for reserve expansion is excellent along strike from certain deposits and on several known gold occurrences on the Gross Rosebel concession. Furthermore, if the gold price increases, Cambior will have access to 1.2 million ounces of gold contained in hard rock material once the overlying soft rock ore has been mined.

An initial Feasibility Study on the Gross Rosebel Project was completed in November 1997 and was based on conventional open pit mining in both hard rock and soft rock and on a standard milling operation of 16,000 tonnes per day. The study was updated to include only the mining and processing of soft and transition ore, thereby reducing significantly the capital cost of the project to $80 million from the $175 million contemplated in the original 1997 feasibility study.

The revised project assumes the development of a 3.6-million tonne per year conventional carbon-in-leach (CIL) plant and associated infrastructure and services at a capital cost of $40 million. The capital costs required for mining equipment, along with other pre-production costs, tailings impoundment costs, indirect costs, property payments, working capital and an appropriate contingency, brings the capital required for the development of the project to $80 million.

**Increased participation in Gross Rosebel to 100%**

Cambior announced on October 31, 2001 that it had entered into an agreement with Golden Star Resources Ltd. to acquire its 50% interest in the Gross Rosebel property, its exploration rights to the Headley's Reef and Thunder Mountain properties, as well as its 30% interest in the common shares of Omai Gold Mines Limited. In consideration for the acquisition of these interests, Cambior agreed to make cash payments totaling $8 million, to transfer its interest in the Yaou and Dorlin properties in French Guiana and to make certain additional payments based on the price of gold received from production at Gross Rosebel. The transaction is expected to close in the first quarter of 2002.

The Government of Suriname has approved the sale of Golden Star's interest and has agreed to modify certain terms of the 1994 Mineral Agreement governing the development and operation of the project. In addition, it also agreed to sell power (at a minimum price of 3¢ per kWh and subject to escalation based on the market price of gold) from the hydroelectric grid located some 18 kilometres from the project site.

**2002 Outlook**

The Gross Rosebel project will benefit from a strong synergy with the Omai mine operations in the Guiana Shield and the Company plans to further optimize capital expenditures through the transfer of available equipment from the Omai mine. The Gross Rosebel project fits the corporate investment strategy perfectly and an optimized feasibility study for the project is expected in mid-2002. The Company is looking to begin construction on the Gross Rosebel project by the end of the year following the securing of necessary financing.

The average annual gold production is forecast at 177,000 ounces with an average direct mining cost of $168 per ounce. The impact of the Gross Rosebel project will be to reduce the Company's consolidated direct mining cost to below $200 per ounce. The table to the left indicates the expected production profile for the current mine life of seven years based on the probable reserves of soft rock ore as at December 31, 2001.

**Estimated Production Profile[1]**

| Year | Ounces | Direct Mining Cost ($/oz) |
|---|---|---|
| 1 | 178,000 | 153 |
| 2 | 210,000 | 135 |
| 3 | 233,000 | 125 |
| 4 | 170,000 | 184 |
| 5 | 165,000 | 183 |
| 6 | 156,000 | 210 |
| 7 | 131,000 | 227 |
| **Average** | **177,000** | **168** |

1. A complete technical report is available on our website, www.cambior.com, or on the SEDAR website, www.sedar.com.

# Exploration

**Increase reserves / resources at mine sites**

Most of Cambior's exploration activities in 2001 were concentrated on the Company's mine sites, where the probability of finding extensions or new mineral reserves or resources is very high. New mineralized ore bodies at mine sites can be developed rapidly and generally require low capital expenditures due to existing infrastructure. The recent delineation of new high-grade mineralized lenses at the Sleeping Giant mine in the Abitibi region of Québec in 2001 is an example of the success of this strategy. These new lenses, which are in close proximity to the mine shaft, significantly increased the mineral reserves and mine life.

Surface exploration expenses amounted to $3.4 million in 2001 and a similar budget is planned for 2002. This amount was supplemented by capitalized expenditures of $3.6 million for exploration in the vicinity of the producing mines. The following table summarizes exploration expenses and capitalized expenditures incurred during the last two years as well as the outlook for 2002.

| **Exploration*** *(in millions of $)* | 2000 | **2001** | Target 2002 |
|---|---|---|---|
| Doyon Division | 1.7 | **3** | 3 |
| Sleeping Giant | 0.5 | **1** | 1 |
| Omai | 0.2 | **1** | 1 |
| Other | 1.6 | **2** | 4 |
| **Total** | 4.0 | **7** | 9 |

*including capitalized expenditures

In the Abitibi region of Quebec, Cambior began an aggressive $20 million, five-year exploration program in 2001 at its existing mines. In 2001, Cambior benefited from financial assistance of $1.3 million from the *Ministère des Ressources naturelles du Québec* and the Company hopes to continue to receive this assistance in the future.

The prolific Cadillac Belt, host of both the Doyon and Mouska mines, will be the focus of the majority of the underground and surface drilling programs which will be carried out to investigate mineral-bearing potential. For 2001, about 110,000 metres of exploration, reserve development and definition drilling were completed on the **Doyon-Mouska** properties. Results indicated excellent potential for depth and lateral extensions of the various mineralized corridors known within the mine area. In 2001, the program added 210,000 ounces of gold contained to the mineral reserves of the Doyon Division.

Surface exploration activities for the year at the Doyon-Mouska properties followed the elaboration of a systematic approach to exploration in the Doyon-Mouska camp. Three target zones, including the Westwood-Warrenmac area, located in the eastern sector of the Doyon property, were selected and drill-tested. Anomalous and sub-economic results have been obtained to date.

More than 100,000 metres will be drilled on the Doyon and Mouska properties over the next year and a half. At the Mouska mine, a new exploration drive on level 8 will allow the drilling of the eastern extension of the 40, 50 and 50 South structures, while at the Doyon mine the existing drifts will be sufficient. Complementary geological, geochemical and geophysical studies will be done in order to increase the scope of the investigation.

Considerable efforts were also made to develop a strategy for exploration on the **Sleeping Giant** property. In 2001, 64,000 metres of drilling were completed, resulting in the identification of two new mineralized lenses (lenses 7 and 9) and the renewal of mineral reserves, particularly from the recently discovered Zone 8. Further exploration work will be needed and a 63,000-metre drilling program is planned over the next year and a half to explore and better define the possible extension of the newly discovered lenses at depth.

Elsewhere in Québec, two drilling campaigns, for a total of 6,500 metres, were completed on the La Grande Sud project in the James Bay region, a joint venture project with Virginia Gold Mines Inc. The campaigns identified a new mineralized zone located within the same tonalite intrusion host of the Zone 32 deposit (4.2 million tonnes @ 2.1 g Au/t). Best results were 1.7 g Au/t over 75.4 metres, 3.9 g Au/t over 11.8 metres and 1.7 g Au/t over 32.7 metres associated with 0.15 to 0.2% Cu.

Compilation work, prospecting and sampling activities were carried out on the **Crevier** project (Lac St-Jean region of Québec). This project hosts an inferred resource of 33 million tonnes at 201 ppm $Ta_2O_5$ and 0.2% $Nb_2O_5$. The Company has held this property since its inception and has renewed its interest in the project as a result of its tantalum content. Tantalum has benefited from favourable market conditions in recent years following increased usage in electronics. A 15-tonne sample was taken from the main mineralized zone to COREM (a mineral research consortium) for metallurgical testing during 2002.

Cambior has also been conducting exploration activities in Peru since 1993 and holds significant land positions with attractive exploration targets. These positions include significant land holdings in the Huamachuco region, including the **La Arena** project that has indicated mineral resources of 414,000 ounces of gold. The Company intends to increase its level of work on its properties alone or through the formation of joint ventures with strategic partners.

The Company's strong operating bases in Québec and the Guiana Shield will allow it to evaluate potential investment opportunities that could provide synergies with its existing operations.

# Environment, Health and Safety

In 2001, one of the Company's most notable achievements was the re-certification of its environmental management system (EMS) under the ISO 14001 standard for the next three years *(2002 to 2004)*. Environmental performance is monitored by the Environment, Occupational Health and Safety Committee, a permanent committee of the Board of Directors that meets on a quarterly basis to review the environmental performance of all our operations.

The EMS is the application of our environmental policy. It allows us to implement our commitments, which, among other things, aim to align economic considerations and environmental protection, continuously improve our environmental performance, train our employees to fully understand their environmental responsibilities, respond to environmental emergencies, and use natural resources and materials efficiently. Our long-term environmental objectives, which include the reduction of risk at tailings or waste sites, the reduction of wastes requiring disposal and the reduction of fresh water, energy and wood consumption, also reflect these commitments. In this respect, great progress was made at all our producing assets in particular with regard to the reduction of fresh water, energy and wood consumption and the reduction of wastes. More details can be found on the Company's website, in the Environmental Performance report.

Since the complete application of our EMS in all our activities, our operations have posted an excellent performance with regard to regulatory compliance. In 2001, the monthly averages for all Cambior's effluents were 100% compliant with the parameters set out in our operating certificates, and only one of the annual toxicity samples was negative.

Effluent compliance at the Omai mine was maintained at 100%, as it has been for the last several years. At no time during 2001 was cyanide detectable in the Omai or Essequibo rivers.

A marked reduction in the total number of violation notices received for all operating sites from regulatory authorities for temporary or minor events has been observed since the implementation of the EMS, from an average of ten per year in the early nineties to only one in 2001.

As part of the ISO 14001 implementation, environmental training was conducted at the various mining operations and included the management of tailings ponds and waste dumps. Geotechnical inspections of our tailings areas by external experts are carried out on an annual basis.

Environmental-related expenses for operating sites totaled more than $5.4 million in 2001, of which 35% were related to provisions for land reclamation, 33% to tailings ponds and 12% to reagent costs for effluent treatment.

In 2002, environmental audits by independent experts will be carried out at the Doyon, Sleeping Giant and Omai mines. The Niobec mine, which already has ISO 9001 certification (standard for quality control), plans to obtain ISO 14001 certification this year. In addition, the EMS will incorporate new federal legislation scheduled for the fourth quarter of 2002 regulating effluents from metal mines.



5%
3%
3%
1%
12%
7%
1%
33%
35%


**Environmental expenditures**
(total $5.4 million)

- Management costs
- Research projects
- Garbage and contaminated soil
- Chemical analyses
- Chemicals
- Operators and consultants
- Reclamation (non-provisioned)
- Tailings ponds
- Environmental provision

In Canada, Cambior is very involved in environmental research in participation with universities and other members of the mining industry. Recent research projects are on acid mine drainage, biotechnology, the fate of cyanide in mine tailings, metal bioavailability, and effluent toxicity.

### Health and safety

During 2001, our lost-time accident frequency at our Canadian operations was 5.5 per 200,000 hours of work versus 4.1 in 2000 and 3.7 for the Quebec mining industry as a whole. However, a major reduction in the severity of the accidents was observed in 2001, with 53% resulting in sore backs and ailments of a similar nature. At Omai, the lost-time accident frequency was again low with only 1.1 accidents per 200,000 hours of work.

Cambior is taking measures to improve its performance to a level better than the industry average. This will be achieved through improved training programs and more diligent application of safe work practices and standards.

### Cambior and the community

Cambior is very sensitive to the importance of being a good corporate citizen. It intends to work, within the limits of its resources, at supporting the communities amongst which it operates. The Company is proud to support mining programs that help the mining industry improve its performance.

Last year at Université Laval in Québec City, the implementation of a new rock mechanics laboratory bearing the Cambior name was made possible largely through financial support from the Company. The lab will house research on underground stope stability. Through this financial assistance, the Science and Engineering Faculty is able to encourage students to focus their research on improved safe mining methods.

Cambior's management has maintained close relationships over the last several years with Québec universities and the University of Guyana. In addition, the Company has been a key player in the creation of the private company COREM (formerly CRM – *Centre de recherches minérales*) in Québec. COREM is a consortium of applied research for the processing and transformation of minerals.

As one of the largest private employers in Guyana, Omai Gold Mines Ltd. is committed to offering programs for the development and improvement of the area in which it is located. An example of this is the maintenance of public roads which are of strategic importance not only for Omai, but also for the neighbouring population. In addition, the Company provides, on a regular basis, financial assistance to schools in the area, as well as bursaries for students in mining and geology at the University of Guyana. The Company also supplies medical equipment and pharmaceuticals to several local organizations and has funded several sporting events.

# Management's Discussion and Analysis

## OVERVIEW

Cambior Inc. completed its financial restructuring and then initiated a program to rebuild shareholder value. During 2001, the Company focussed mainly on:

- Replacing the 1999 Credit facility;
- Reducing the level of indebtedness;
- Strengthening the balance sheet by increasing the permanent capital in the Company;
- Maximizing operating cash flows through high output level and contained costs;
- Increasing the mineral reserve base of the Company.

The following reviews the Company's activities during the past three years and provides insight into the year 2002.

### Cambior Inc.

Cambior is engaged in exploration, development and mining of metals and minerals, principally gold in North and South America.

Following a liquidity crisis caused by the acceleration of the debt repayment schedule under the 1998 Credit facility and the requirement to buy-back gold on the open market to meet sales commitments in October 1999, the Company initiated a restructuring program. This restructuring program resulted in the sale of its base metal mines in Canada and its copper projects in South America, as well as other non-strategic assets. The sale proceeds, along with the net operating cash flows, were applied to the debt reduction.

The creation of shareholder value in the mining industry is dependent upon commodity prices, the acquisition or discovery of mineral reserves, and the successful production of metals or minerals from the ore-bearing material. Mining is subject to several risks which are described further in the section titled "Risks and uncertainties".

### Restructuring Program

Throughout the 1990's, the Company pursued an aggressive development plan that included the construction and development of gold and base metal projects. Mining is characterized with long lead times to bring projects into development and is a highly capital intensive industry. As many assets were reaching their full operating capacity, the metal prices decreased substantially. The Company had financed a significant portion of its growth and development through debt and was faced with reduced operating cash flows to reimburse this debt. In 1999, the Company, faced with continued decreasing metal prices, implemented a hedging strategy based on variable volume forward contracts and on buying put options and selling call options in anticipation of continuing depressed metal prices. Following the signing of the Washington Agreement by the most important European Central Banks, there was a sudden and unexpected surge in the price of gold in late September 1999. The higher prices resulted in a higher number of the Company's calls being exercised than anticipated, exceeding the Company's ability to deliver gold from its production at that time, but not exceeding its total gold reserve base. This unexpected development in the gold market defeated the Company's intended hedging strategy and required the Company to account for a portion of its exposure as if it was a speculative position.

Cambior's consistent practice, established over more than ten years prior to October 1999 with hedge counter-parties, had been to roll short-term positions until the eventual delivery of production from its proven and probable gold reserve base. Given the gold market conditions and the substantial potential liability that Cambior presented towards its hedge counter-parties, some financial institutions unexpectedly moved away from their historical practice of rolling forward their positions to future delivery dates.

The financial impasse resulted in the Company not complying with a number of its loan covenants and it was accordingly required to implement a restructuring program. The main components of this program included:

- Repurchase of 1,349,000 ounces, in October 1999, to meet excess delivery obligations to production at a net loss of $33.2 million;
- Rescheduling and conversion of short-term gold delivery commitments under call options and spot deferred contracts into new fixed forward contract positions extending over three years for an additional liability of $8.0 million. The payment resulted in an increase in the selling price under the fixed forward contracts from $277 per ounce to $291 per ounce; and
- Payment of a restructuring fee of 1% of the exposure amount under the Credit facility.

Several agreements were entered into with the banking syndicate that extended the 1998 Credit facility. The lenders requested that Cambior reimburse the entire facility of $212.2 million by the end of 2000; this was later extended to January 12, 2001. This requirement led to Cambior disposing of all of its base metal assets in Canada and South America, gold projects in Mexico and other non-strategic investments. Total net proceeds in 2000 and 2001 amounted to $101.5 million.

As part of its restructuring program, the Company successfully concluded, on January 12, 2001, a new Credit facility ("2001 Credit facility") for $65.0 million and a Prepaid Gold Forward Sale Agreement for 233,637 ounces of gold generating proceeds of $55.0 million. The Company also raised $15.0 million in equity through three private placements with Jipangu Inc., a Japanese private investment company, in 2000 and 2001.

**Metal Markets**

The Company's production revenues are generated predominantly from the sale of gold with the remaining portion from the sale of niobium, a strengthening additive used in the steel alloy industry.

The gold market is relatively small in comparison to other major commodities. The gold market is influenced by:

1. Demand from the jewelry and industrial sectors;
2. Investment demand/liquidation;
3. Mine supply and producer hedging transactions;
4. Central Bank sales;
5. Political events; and
6. Stability of financial markets.



$/oz
550
500
450
400
350
300
250
200
Average Price
$387
Average Price
$291
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02


**Gold Price – London PM Fix**

The gold market is characterized by significant above ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these reserves are Central Banks. Some of the more significant European holders of reserves which had indicated a desire to convert their reserves into cash entered into an agreement ("Washington Agreement") in 1999 to ensure an orderly disposition. It is anticipated that this agreement will be renewed prior to its expiry in September 2004.

The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The price statistics for the past 14 years of the gold market based on the London Bullion market price can be seen in the graph to the left.

Due to volatility in the gold price and its level of indebtedness, the Company has maintained a revenue protection program. Furthermore, the 2001 Credit facility and the Prepaid Gold Forward Sale Agreement require Cambior to maintain minimum hedging positions for 70% of its estimated net future gold production during the loan period (until December 2005) at a minimum average hedged gold price of $290 per ounce. Since 1987, Cambior's revenue protection program has generated $290 million above the average market gold price during the period. The graph to the left highlights Cambior's average realized price per ounce in comparison to the average London Bullion market price.

The niobium market has expanded slightly during recent years, despite a reduction in steel production, due to an increase in the intensity of niobium use in steel production. The processing capacity was expanded at Niobec to maintain the Company's market share. The niobium market includes a dominant producer who has maintained a market share in excess of 75% of the total market.



$/oz
475
450
425
400
375
350
325
300
275
250
225
440
463
463
464
431
401
391
395
420
423
424
389
356
292*
321
289
Realized Price
Premium
Market Price
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01


**Revenue protection program**

*net of hedge restructuring

## CONSOLIDATED OPERATIONS

During 2001, the Company incurred a net loss of $8.2 million ($0.09/share), a significant reduction from the losses of $81.6 million ($1.12/share) and $373.6 million ($5.29/share) incurred in 2000 and 1999, respectively.

The table below summarizes the operating profit from mining operations:

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Revenues | **198.2** | 210.6 | 229.0 |
| Operating costs | **144.7** | 145.5 | 145.6 |
| Refining and transportation | **2.1** | 2.0 | 2.0 |
| Royalties | **4.6** | 4.9 | 4.6 |
| Mining operations | **151.4** | 152.4 | 152.2 |
| Depreciation, depletion and amortization | **34.9** | 54.0 | 56.6 |
| Total mine expenses | **186.3** | 206.4 | 208.8 |
| Operating profit | **11.9** | 4.2 | 20.2 |

The increase in operating profit during 2001 is directly attributable to lower depreciation expenses in comparison to the previous year, as a result of a reduction in the carrying value of the assets at the end of 2000. The decrease in 2000 compared to 1999 was due to lower revenues given the lower average realized gold price ($321 compared to $356 per ounce in 1999).

## REVENUES

Revenues from continuing operations during the past three years are as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Gold Sales (ounces) | **626,800** | 615,300 | 566,200 |
| Revenues (in millions of $) | | | |
| Gold | **178.8** | 193.8 | 210.5 |
| Niobium and others | **19.4** | 16.8 | 18.5 |
| Total | **198.2** | 210.6 | 229.0 |


229
211
198
99
00
01

**Total revenues**
(in millions of $)

The reduction in revenues is mainly due to a decrease in the realized price of gold to $289 per ounce in 2001, compared to $321 per ounce in 2000 and $356 per ounce in 1999.

The reduction in gold revenues was partially offset by higher niobium sales following the successful plant expansion at Niobec in 2000.

Consolidated gold production and direct mining costs were:

| | **2001** | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Ounces** | **$/oz** | Ounces | $/oz | Ounces | $/oz |
| Omai mine | **354,300** | **214** | 330,000 | 226 | 306,100 | 235 |
| Doyon division | **228,700** | **209** | 231,700 | 214 | 242,800 | 203 |
| Sleeping Giant mine (50%) | **31,900** | **221** | 39,000 | 179 | 37,700 | 198 |
| Bouchard-Hébert/Langlois mines[1] | **—** | **—** | 12,200 | 127 | 43,400 | 159 |
| Total | **614,900** | **212** | 612,900 | 217 | 630,000 | 215 |

1. The Bouchard-Hébert and Langlois mines were sold on May 1st 2000.


630
613
615
99
00
01

**Gold production**
(000 ounces)

The summary analysis and outlook of Cambior's operating units are as follows:

## OMAI MINE

***New production record in 2001 with 354,300 ounces of gold***

Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 58% of the Company's consolidated gold production in 2001. The Omai mine is an open pit operation comprised of two pits, namely the Fennell and the Wenot, and a 21,000-tonne per day cyanidation and carbon-in-pulp (CIP) mill. In January 2001, Omai's environmental management system received the prestigious ISO 14001 certification.

In 2001, the Omai mine established a new production record with 354,300 ounces of gold, a 7% increase over 2000. The improved performance was due to a higher grade caused by additional mineral reserves in the Wenot pit and a higher proportion of hard rock milled. The mill processed 7.9 million tonnes of ore (21,600 tonnes per day) at an average grade of 1.50 g Au/t, with the Wenot pit providing over 70% of the mill feed. To date, the Omai mine has produced a total of 2,547,000 ounces of gold.

***Omai Operating and Financial Statistics***

| | 1999 | 2000 | **2001** | Target 2002 |
|---|---|---|---|---|
| Tonnage milled (000 t) | 7,647 | 7,875 | **7,903** | 7,674 |
| Grade milled (g Au/t) | 1.35 | 1.40 | **1.50** | 1.26 |
| Gold recovery (%) | 92 | 93 | **93** | 92 |
| Production (oz Au) | 306,100 | 330,000 | **354,300** | 285,500 |
| Direct mining cost ($/oz) | 235 | 226 | **214** | 237 |
| Refining and transportation ($/oz) | 3 | 2 | **2** | 3 |
| By-product credits ($/oz) | (1) | (1) | **(2)** | — |
| Operating cost ($/oz) | 237 | 227 | **214** | 240 |
| Royalties ($/oz) | 14 | 14 | **12** | 13 |
| Total cash costs ($/oz) | 251 | 241 | **226** | 253 |
| Depreciation ($/oz) | 109 | 83 | **46** | 38 |
| Reclamation ($/oz) | 2 | 2 | **2** | 2 |
| Total production costs ($/oz) | 362 | 326 | **274** | 293 |
| Mineral reserves (oz) | 1,591,000 | 1,278,000 | **947,000** | |

The operating cost per tonne milled was $9.58 for 2001. Due to the higher head grade, the direct mining cost per ounce fell to $214. Capital expenditures for 2001 totaled $8.3 million, mainly for deferred stripping.

Mineral reserves at Omai declined over the year, as the mine was not able to replace the ounces produced in 2001. Calculated at $300 per ounce, the mineral reserves stand at close to one million ounces of gold contained at year-end 2001, mostly located in the Fennell pit. Unless additional ore is identified through the exploration program, the mine will complete its activities in 2005.

### Omai Mine Surface Plan


Fennell Pit
Mill
Waste Dump
Wenot Pit
Airstrip
Low-grade Stockpile
Waste Dump
Camp
Essequibo River
Omai River
N
0
500
metres
Atlantic Ocean
South America
Georgetown
Omai
GUYANA

The mine operations are subject to a 5% royalty on gold production, payable in-kind to the Government of Guyana. As a result of the decrease in the gold price, the Government of Guyana has reduced the royalty to 4% when the London Bullion market price is below $280 per ounce. During 2001, Omai Gold Mines invested these savings in exploration.

In late October 2001, Cambior agreed to increase its ownership in Omai Gold Mines Limited by acquiring Golden Star Resources Inc's. shareholdings as part of the Gross Rosebel transaction. The effect of this transaction is limited as Cambior currently receives 100% of the cash flows as reimbursement for funding the development of the mine.

**2002 Outlook**

For the next three years, the Omai Mine will be a significant generator of free cash flows.

In 2002, the Omai mill is scheduled to process 7.7 million tonnes of ore grading 1.26 g Au/t at a recovery rate of 92%. The production target for 2002 is 285,500 ounces of gold at an estimated direct mining cost of $237 per ounce. The lower gold production and higher cash costs anticipated for 2002 are due to a lower grade milled resulting from the processing of the remaining low-grade soft rock stockpile (0.7 g Au/t) and the depletion of the higher grade ore in the Wenot Pit by the end of the first quarter of 2002. If the on-going exploration program is not successful in the discovery of new mineral reserves or resources, the mine will be exhausted in 2005. Following the depletion of the Wenot pit ore in the first quarter, the pit will be used for the disposal of tailings.

Capital expenditures for 2002 are estimated at $3.9 million, a significant decrease from previous years reflecting the lower stripping ratio. Capital expenditures after 2002 will be reduced drastically to a level of less than $0.2 million per year having a positive impact on the free cash flows generated by the mine.

**DOYON DIVISION**

The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Quebec, Canada. Wholly-owned by Cambior, the Doyon property covers an area of approximately 2,870 hectares. This area, intersected by the prolific Cadillac Fault, has not been extensively explored at depth.

For 2001, the Doyon Division produced 228,700 ounces of gold at a direct mining cost of $209/oz. The mill processed 1,339,000 tonnes of ore (3,700 tonnes per day) at an average grade of 5.6 g Au/t.

***Doyon Division Operating and Financial Statistics***

| | 1999 | 2000 | **2001** | Target 2002 |
|---|---|---|---|---|
| Tonnage milled (000 t) | | | | |
| Underground mines | 1,184 | 1,250 | **1,178** | 1,226 |
| Low grade stockpile | 173 | 87 | **161** | 102 |
| Total | 1,357 | 1,337 | **1,339** | 1,328 |
| Grade milled (g Au/t) | | | | |
| Underground mines | 6.5 | 5.9 | **6.2** | 5.9 |
| Low grade stockpile | 1.0 | 1.6 | **1.0** | 1.0 |
| Average | 5.8 | 5.6 | **5.6** | 5.5 |
| Gold recovery (%) | 95 | 96 | **96** | 96 |
| Production (oz Au) | 242,800 | 231,700 | **228,700** | 225,200 |
| Direct mining cost ($/oz) | 203 | 214 | **209** | 217 |
| Refining and transportation ($/oz) | 1 | 1 | **1** | 2 |
| By-product credits ($/oz) | (2) | (1) | **(1)** | (2) |
| Operating cost ($/oz) | 202 | 214 | **209** | 217 |
| Royalties ($/oz) | 2 | 1 | **1** | 2 |
| Total cash costs ($/oz) | 204 | 215 | **210** | 219 |
| Depreciation ($/oz) | 86 | 98 | **67** | 72 |
| Reclamation ($/oz) | 4 | 5 | **6** | 6 |
| Total production costs ($/oz) | 294 | 318 | **283** | 297 |
| Mineral reserves (oz) | 2,166,000 | 1,459,900 | **1,430,900** | |

Capital expenditures for the Division totaled $7.6 million in 2001, considerably lower than in 2000, and reflect the maturity of the Division. Capital expenditures consisted mainly of deferred development and the purchase of mine equipment.

Current proven and probable mineral reserves at the Doyon Division stand at 8.2 million tonnes at a grade of 5.4 g Au/t, representing 1.4 million ounces contained. Measured and indicated mineral resources total 0.9 million tonnes at a grade of 4.3 g Au/t and inferred mineral resources total nearly 5.2 million tonnes at a grade of 5.6 g Au/t.

### 2002 Outlook

The 2002 production target for the Doyon Division will be maintained at 225,200 ounces of gold at an estimated direct mining cost of $217 per ounce. The mill is expected to process 1.3 million tonnes at a grade of 5.5 g Au/t. The total tonnage milled should include 1.2 million tonnes grading 5.9 g Au/t from the underground mines and 0.1 million tonne grading 1.0 g Au/t from the low grade surface stockpile.

Capital expenditures for 2002 are estimated at $6.7 million, mainly for exploration and deferred development. The 2002 exploration program (surface and underground) and mineral reserve development program will include more than 50,000 metres of diamond drilling. The search for new mineral reserves and resources between levels 8 and 14 in the ore zone extensions will be the main target of the underground program, while surface exploration will focus on the prospective volcanic units to the east and west of the Doyon mine.

## SLEEPING GIANT DIVISION

### *Discovery of new high grade lenses*

The Sleeping Giant mine in northwestern Québec in Canada is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).

For 2001, Cambior's share of production from the Sleeping Giant mine totalled 31,900 ounces of gold at a direct mining cost of $221 per ounce. This decrease in production is due to a lower head grade, as was anticipated in the 2001 mine plan; the higher costs are due to lower grade and additional definition drilling and stope preparation for the recently discovered high-grade reserves in Zone 8.

***Sleeping Giant Operating and Financial Statistics***

| *50%* | 1999 | 2000 | **2001** | Target 2002 |
|---|---|---|---|---|
| Tonnage milled (000 t) | 104 | 111 | **107** | 105 |
| Grade milled (g Au/t) | 12.0 | 11.1 | **9.6** | 11.0 |
| Gold recovery (%) | 94 | 98 | **97** | 97 |
| Production (oz Au) | 37,700 | 39,000 | **31,900** | 36,100 |
| Direct mining cost ($/oz) | 198 | 179 | **221** | 215 |
| Refining and transportation ($/oz) | 1 | 1 | **1** | 2 |
| By-product credits ($/oz) | (5) | (5) | **(5)** | (4) |
| Operating cost ($/oz) | 194 | 175 | **217** | 213 |
| Royalties ($/oz) | — | — | **—** | — |
| Total cash costs ($/oz) | 194 | 175 | **217** | 213 |
| Depreciation ($/oz) | 42 | 54 | **44** | 53 |
| Reclamation ($/oz) | 1 | 1 | **1** | 1 |
| Total production cost ($/oz) | 237 | 230 | **262** | 267 |
| Mineral reserves (oz) | 106,400 | 60,400 | **79,100** | |

During the year, Cambior's share of capital expenditures totaled $1.0 million, principally related to the purchase of mine equipment and deferred development.

Cambior's share of the mineral reserves stands at 208,000 tonnes at 11.8 g Au/t, representing 79,100 ounces of gold contained. The significant increase in mineral reserves is due to the success of the 2001 exploration program, which resulted in the discovery of new gold lenses. Lense 8, located approximately 100 metres to the west of the shaft, constitutes the most important of the three lenses recorded to date (lenses 6, 7 and 8).

## 2002 Outlook

Cambior's share of the targeted production for 2002 is 36,100 ounces of gold at an estimated direct mining cost of $215 per ounce. The increase in production is due to higher-grade ore from Zone 8.

Cambior's share of capital expenditures for 2002 is estimated at $1 million, the same level as last year. A 42,000-metre drilling program is scheduled during 2002 in Zones 6, 7, 8, 18 and 30 and other high potential sectors of the mine, to extend mineral reserves and resources.

## NIOBEC DIVISION

### *Significant mineral reserve increase; mine life increased to more than 16 years*

The Niobec mine in northeastern Québec in Canada is jointly owned by the mine operator Mazarin Inc. (50%) and Cambior (50%), who is responsible for the worldwide marketing of the ferroniobium. Niobec is the only producer of niobium in North America and is one of three important producers in the world. Niobec produces a pyrochlore concentrate that is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. The product is added to steel to form micro alloys to improve its mechanical properties and corrosion resistance.

For 2001, Cambior's share of production totalled 1,503 tonnes of niobium. The increase in production is the result of the completion of the mill expansion.

***Niobec Division Operating and Financial Statistics***

| *50%* | 1999 | 2000 | **2001** | Target 2002 |
|---|---|---|---|---|
| Tonnage milled (000 t) | 409 | 453 | **552** | 566 |
| Grade milled (% $Nb_2O_5$) | 0.71 | 0.66 | **0.71** | 0.71 |
| Recovery – concentrator (%) | 58 | 54 | **58** | 57 |
| $Nb_2O_5$ (tonnes) | 1,686 | 1,633 | **2,275** | 2,295 |
| Recovery – converter (%) | 97 | 96 | **97** | 97 |
| Production (tonnes Nb) | 1,147 | 1,085 | **1,503** | 1,555 |
| Capital expenditures (in millions of $) | 1.9 | 3.1 | **1.0** | 1.0 |
| Mineral reserves (000 tonnes Nb contained) | 26 | 29 | **43** | |

During the year, Cambior's share of capital expenditures totaled $1.0 million, mainly for underground mobile equipment and deferred development.

Mineral reserves at the Niobec mine increased by nearly 60% during 2001 and were estimated using additional drilling results and an updated evaluation which took into account lower production costs and a higher mining recovery based on a rock mechanics study performed by independent experts.

Cambior's share of proven and probable mineral reserves currently total 9.1 million tonnes at an average grade of 0.68% $Nb_2O_5$, compared to 5.7 million tonnes at an average grade of 0.73% $Nb_2O_5$ at year-end 2000. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenses required for their extraction. Since it began operating 25 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. This significant increase in reserves has a positive impact on the mine life, which is at least 16 years at the current mining rate. There is still a high probability of expanding this deposit at depth.

## 2002 Outlook

The niobium production level attained in 2001 will be maintained in 2002 with 1,555 tonnes budgeted. Cambior's share of capital expenditures should be at the same level as last year, approximately $1.0 million, and will be used for deferred development and improvement projects.

The co-owners are currently evaluating plans to gradually increase production by an additional 20% in order to maintain their market share as world consumption for ferroniobium increases.

## OTHER EXPENSES

### *Exploration and business development*

Exploration and business development costs increased during the past year as a result of the additional efforts at Omai to identify new ore deposits to replace the depleting ore reserves. The significant drop from 1999 reflects the reduction in the Company's activities during the restructuring period and the refocusing of the Company efforts towards targets on or near minesite properties. The geographic breakdown of the exploration and business development costs is as follows:

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Canada | **0.7** | 0.5 | 1.7 |
| Guyana | **0.8** | 0.1 | — |
| Peru | **0.7** | 0.7 | 2.4 |
| Suriname | **0.4** | 0.3 | — |
| Others | **0.8** | 0.8 | 3.9 |
| | **3.4** | 2.4 | 8.0 |

The higher outlays in Guyana was partly financed by the reduction in royalty costs as agreed to by the Government of Guyana. Canadian exploration efforts were partially financed by a flow-through share issue.

### General and administrative

General and administrative costs amounted to $3.9 million in 2001, compared to $4.6 million in 2000 and $6.3 million in 1999. The lower costs are attributable to a reduction in corporate staff and activities following the initiation of the restructuring program and the cost containment measures implemented to reflect the lower gold price environment. The Company believes that its corporate cost containment efforts will continue as long-term cost reduction measures, such as the relocation of the Executive office from downtown Montreal to Longueuil, have been implemented.

### Financial expenses

Financial expenses have decreased substantially as a result of the decrease in long-term debt and the interest rates paid on these obligations.

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Long-term debt (in millions of $) | **51.1** | 129.5 | 214.4 |
| Financing expenses (in millions of $) | **5.6** | 18.7 | 7.8 |
| Average LIBOR rates (%) | **3.6** | 6.5 | 5.5 |
| Average interest rate on Credit facility (%) | **7.7** | 14.4 | 6.4 |

### Writedown of mining assets and investments

In accordance with its accounting policy, the Company reviews the carrying value of its mining assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers the proven and probable reserves available, metal prices expected to be realized based on long-term forecasts and the Company's commitments under its Revenue Protection Program, and projected operating and capital costs in its long-term mining plans.

The following table summarizes the details of the reduction in carrying value over the past three years.

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Omai mine | **5.4** | 42.4 | 39.8 |
| Doyon division | — | 46.9 | 18.7 |
| Mining projects | — | 4.6 | 90.2 |
| Other mining equipment | — | — | 5.4 |
| Writedown of mining assets | **5.4** | 93.9 | 154.1 |
| Writedown of investments | — | 0.4 | 2.4 |
| | **5.4** | 94.3 | 156.5 |

The reduction in carrying value at Omai in 2001 is mainly attributable to the revenue protection program that was put in place to comply with the hedging covenant of 70% of its estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target. The reduction in 2000 was due to a decrease in the long-term price of gold used for reserve calculations from $325 to $300 per ounce.

**Restructuring charge**

In 1999, the Company recognized a $49.3 million restructuring charge consisting of a $33.2 million loss attributable to the reduction of its hedging position of 1.3 million ounces, an agreement between the financial creditors and the Company to pay an amount of $8.0 million to the hedge counter-parties from proceeds from asset sales as security for Cambior obligations under fixed forward contracts and to increase the average selling price of fixed forward contracts from $277 per ounce to $291 per ounce, and the payment of $2.6 million in restructuring fees. The Company also accounted for severance payments in its exploration, projects and administration sectors, along with other legal and financial expenses of $5.5 million. In 2000, the restructuring charge totaled $0.5 million.

**Loss on foreign exchange from reduction in net investment**

As a result of a reduction in the net investment in its Canadian operations, which is accounted for as a self-sustaining subsidiary, the Company is required to recognize a $0.9 million loss on foreign exchange.

**Unrealized gain (loss) on derivative instruments**

The Company obtains an independent valuation of all of its portfolio of gold commitments at each reporting period. The market value is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method.

Transactions in which there is no certainty for one or more of the key attributes of the components of the transaction (price, delivery date, quantity) are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in the earnings during the period. Because the Company has decided to minimize the use of optionalities, no accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

| | **December 31, 2001** | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| Closing gold market price ($/oz) | **277** | 273 | 290 |
| Mark-to-market value of hedge derivatives and Prepaid Gold Forward instruments (in millions of $) | **(1.0)** | 0.7 | (19.7) |
| Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (in millions of $) | **5.3** | 6.1 | (35.7) |
| Estimated mark-to-market value – Revenue protection program (in millions of $) | **4.3** | 6.8 | (55.4) |

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Impact on earnings of non-hedge derivative instruments (in millions of $) | | | |
| Mark-to-market value at the end of the year | **5.3** | 6.1 | (35.7) |
| Mark-to-market value at the beginning of the year | **6.1** | (35.7) | (17.1) |
| Unrealized gain (loss) on derivative instruments | **(0.7)** | 41.8 | (18.6) |

**Income and mining taxes**

As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of future tax pools are outlined in note 18 to the consolidated financial statements of the Company.

### Discontinued operations

In accordance with its restructuring program, in early 2000, the Company initiated a program to divest itself of interests in its base metal assets. Accordingly, these assets were accounted for under discontinued operations.

Results from discontinued operations are detailed as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Zinc production (tonnes in concentrate) | — | 19,600 | 66,000 |
| Copper production (tonnes in concentrate) | — | 2,600 | 8,300 |
| Financial information (in millions of $) | | | |
| Operating margin | — | 6.6 | 12.9 |
| Attributed portion of general and administrative and financial expenses | — | 5.0 | 7.0 |
| Writedown and care and maintenance expenses of mining assets | | | |
| Bouchard-Hébert and Langlois | — | — | 118.2 |
| El Pachon and La Granja | — | 7.9 | 18.5 |
| Loss on foreign exchange from reduction in net investment | — | 0.9 | 9.2 |
| Net loss | — | (7.2) | (140.0) |

The value of the Bouchard-Hébert and Langlois mines were reduced to their net realizable value in 1999. The carrying value of the various development projects, including the La Granja and El Pachón copper projects was also reduced in 1999 by $18.5 million and $7.9 million in 2000. Following the sale of Canadian base metals assets, the Company recognized an exchange loss of $9.2 million in 1999, following the reduction of its net investment in the Canadian operations.

The sale of the El Pachón copper project in 2001 concluded the financial restructuring program. During 2001, care and maintenance expenses and corporate and financial charges related to the remaining assets held for sale were accounted for against a provision established in 2000 for discontinued operations.

### QUARTERLY REVIEW

The following table details revenues, earnings (loss) from continuing operations and net earnings (loss) by quarter for the last eight quarters.

| | First Quarter 2000 | Second Quarter 2000 | Third Quarter 2000 | Fourth Quarter 2000 | Year 2000 | First Quarter 2001 | Second Quarter 2001 | Third Quarter 2001 | Fourth Quarter 2001 | **Year 2001** |
|---|---|---|---|---|---|---|---|---|---|---|
| Total revenues (in millions of $) | 50.2 | 55.7 | 51.8 | 52.9 | 210.6 | 47.5 | 49.9 | 48.4 | 52.4 | **198.2** |
| Adjusted loss from continuing operations before unrealized loss/gain on derivative instruments and income and mining taxes (in millions of $) | (3.7) | (2.0) | (3.6) | (107.0) | (116.3) | (5.3) | (1.4) | (0.2) | (0.5) | **(7.4)** |
| Earnings (Loss) from continuing operations (in millions of $) | 14.2 | (7.1) | 20.3 | (101.8) | (74.4) | (0.9) | (10.9) | (8.5) | 12.1 | **(8.2)** |
| Basic and diluted net earnings (loss) from continuing operations per share (in $) | 0.20 | (0.10) | 0.27 | (1.35) | (1.02) | (0.01) | (0.12) | (0.09) | 0.12 | **(0.09)** |
| Net earnings (loss) (in millions of $) | 16.4 | (6.8) | 10.5 | (101.7) | (81.6) | (0.9) | (10.9) | (8.5) | 12.1 | **(8.2)** |
| Basic and diluted net earnings (loss) per share (in $) | 0.23 | (0.10) | 0.14 | (1.35) | (1.12) | (0.01) | (0.12) | (0.09) | 0.12 | **(0.09)** |

## CONSOLIDATED CASH FLOWS

### Operating Activities

The cash flows from operating activities increased by $55.6 million in 2001 compared to 2000, as a result of the proceeds of the Prepaid Gold Forward Sale Agreement (deferred revenue) and lower financing costs. The following table outlines the cash flows from operating activities adjusted for unusual transactions during the period:

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities | **81.3** | 25.7 | 11.0 |
| Deferred revenue | **(55.0)** | — | — |
| Deferred revenue – delivery of gold on the prepaid forward | **6.1** | — | — |
| Adjusted cash flows from operating activities | **32.4** | 25.7 | 11.0 |
| ($ per share) | | | |
| Cash flows from operating activities | **0.88** | 0.35 | 0.16 |
| Adjusted cash flows from operating activities | **0.35** | 0.35 | 0.16 |


32
26
11
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**Adjusted cash flows from operating activities**
(in millions of $)

The increase in adjusted cash flows is due mainly to lower financing costs, which were partially offset by lower revenues from the decrease in the average cash price for the gold production. The 1999 results were affected by the $49.3 million restructuring charge.

In determining cash flows from operating activities, the Company is required to adjust the net loss to reflect the cash received from gold and foreign exchange contracts delivered at earlier dates than the original designation date under its hedge accounting policy. The statement of operations in which net loss was determined recognizes the gain at the original designation date. The summary of the adjustments is as follows:

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Adjustments to cash flows: | | | |
| Deferred gains from | | | |
| Anticipated delivery of gold | **4.1** | 2.4 | — |
| Anticipated delivery of foreign exchange contracts | — | — | 2.4 |
| Increase in cash flows | **4.1** | 2.4 | 2.4 |
| Amortization of deferred gains: | | | |
| Gold | **(8.1)** | (14.1) | (17.8) |
| Foreign exchange contracts | — | (2.0) | (0.4) |
| Non-cash reduction adjustment | **(8.1)** | (16.1) | (18.2) |

### Investing Activities

A summary of investments in property, plant and equipment and proceeds from the asset sales is as follows:

| *(in millions of $)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Continuing operations** | | | |
| Canada | | | |
| Doyon division | **7.6** | 10.7 | 20.8 |
| Sleeping Giant | **1.0** | 1.1 | 2.1 |
| Niobec | **1.0** | 3.1 | 1.9 |
| Omai Gold Mines Ltd. | **8.3** | 8.8 | 19.6 |
| Projects | **1.8** | (10.3) | 14.8 |
| Sub-total | **19.7** | 13.4 | 59.2 |
| **Discontinued operations** | **(12.4)** | (64.9) | 13.0 |
| Total | **7.3** | (51.5) | 72.2 |


59
13
20
99
00
01

**Capital expenditures***
(in millions of $)
*for continuing operations

### Continuing operations

The investment in continuing operations consisted mainly of the acquisition of mining equipment, deferred mine exploration and development and deferred stripping at the Omai mine. In 2001, the Company benefited from a non-refundable grant from the Government of Québec of $1.3 million, to fund exploration at its Mouska, Doyon and Sleeping Giant mines. The grant reduced the amount of the investment required from Cambior.

Project expenditures in 2001 were related to investment and property maintenance costs at the Carlota copper project. Proceeds of $10 million were received in 2000 from the sale of the Cambior de Mexico subsidiary, which included the Company's interest in the Cerro San Pedro gold project. In 1999, expenditures on projects were mainly for the Cerro San Pedro (Mexico) and Huamachuco (Peru) gold projects.

On October 31, 2001, Cambior announced the acquisition of an additional 50% interest in the Gross Rosebel gold project located in Suriname. As part of this transaction with Golden Star Resources Inc. ("Golden Star"), Cambior will also acquire Golden Star's interest in two adjoining exploration properties adjacent to Gross Rosebel and its 30% share interest in Omai Gold Mines Limited. Cambior will also transfer its interests in three exploration properties in French Guiana. Consideration to be paid by Cambior includes:

- $5 million at closing (a $3 million advance was paid in January 2002);
- three payments of $1 million each to be paid no later than the second, third and fourth anniversary of closing; and
- a price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional rock portions and in excess of $350 per ounce from the hard rock reserve of the Gross Rosebel property, less the 2.25% royalty payable to the Government of Suriname.

The sale has received approval from the Government of Suriname and is expected to close during the first quarter of 2002. The acquisition cost is being funded by a private placement with Jipangu Inc. completed in the fourth quarter of 2001.

The acquisition of the Gross Rosebel property increases Cambior's mineral reserves by 1,350,000 ounces of gold with the potential for further increases through exploration. The Company intends to aggressively pursue the development of this Project.

### Discontinued operations

In 2001, the El Pachon copper project was sold for a total consideration of $15.0 million, with $13.0 million paid in September 2001 and $2.0 million due at the time the purchaser makes a production decision but no later than September 2005. The $2.0 million receivable was discounted at a rate of 6.125% and is recorded in investments.

In 2000, the Bouchard-Hébert and Langlois zinc mines and the La Granja project were sold for total net cash proceeds of $75.8 million, including working capital items of $5.9 million.

Investments in 1999 are related to the zinc mines and to the Company's interest in the La Granja and El Pachón copper projects.

### Financing activities

During 2001, the Company's main priority was the reimbursement of the 1999 Credit facility and the reduction of the level of financial obligations.

On January 12, 2001, Cambior contracted the 2001 Credit facility Agreement with a syndicate of four banks and a Prepaid Gold Forward Sale Agreement arranged by a major financial institution. Drawdowns of $118.6 million proceeds from these agreements were used to reimburse the 1999 Credit facility of $115.6 million and a $3.0 million mortgage loan.

During the year, the Company further reduced its debt with the conversion of Jipangu Inc.'s $10 million mortgage loan into common shares through two private placements. The Company also reduced again its financial obligations with the repayment of $13.3 million of the 2001 Credit facility from the sale proceeds of El Pachón and with the delivery of 25,960 ounces under the Prepaid Gold Forward Sale Agreement.

#### *2001 Credit facility*

The 2001 Credit facility consists of a $55.0 million five-year non-revolving term loan with a maturity date of December 31, 2005 and a $10.0 million revolving loan due on December 31, 2005. The minimum repayments are $5.0 million in 2001, $5.0 million in 2002, $20.0 million in each of 2003 and 2004 and $15.0 million in 2005. In the event of asset disposals, issuance of equity or subordinated debt or realization of free cash flow from operations, the Company may be required to make mandatory prepayments of borrowings under the 2001 Credit facility, which percentage of such cash proceeds is determined based on the results from the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flows to the net senior debt outstanding. The revised Credit facility bore interest at LIBOR plus 3% until December 31, 2001. After December 31, 2001, the interest spread will vary from 2% to 3% based on the results of the quarterly LLPR calculation.

Under the 2001 Credit facility, the Company is required to maintain various covenants and financial ratios, including the establishment of a Mandatory Hedging Program (the "Program") discussed later in the section of "Hedging Program – Gold Sales". As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the revised Credit Facility and is not subject to margin calls.

The 2001 Credit facility was subject to an upfront fee of $1.3 million. Cambior also issued to the lenders 1.3 million warrants to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005.

The Company must also comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times.

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

During 2001, the minimum reimbursement of $5.0 million and additional reimbursements totaling $8.3 million were made following the sale of non-core assets and the El Pachón Project. At December 31, 2001, the minimum reimbursements under the 2001 Credit facility for the coming years are as follows:

| *(in millions of $)* | Term Loan | Revolving Loan | Total |
|---|---|---|---|
| 2002 | 5.0 | — | 5.0 |
| 2003 | 20.0 | — | 20.0 |
| 2004 | 18.0 | — | 18.0 |
| 2005 | — | 7.3 | 7.3 |
| | 43.0 | 7.3 | 50.3 |

### *Prepaid Gold Forward Sale Agreement*

Under the terms of the $55.0 million prepaid gold forward sale agreement (the "prepaid agreement"), Cambior is committed to deliver 233,637 ounces of gold from July 2001 to December 2005. The cash proceeds from the prepaid agreement were accounted for as deferred revenue and presented in the operating activities in the consolidated cash flows statement. In connection with the prepaid agreement, the gold delivery obligations under the previously existing VVF contracts were reduced by 27% for the period from January 2001 to October 2007. As a result, the maximum quantities to be delivered under VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

During 2001, Cambior reduced its obligations under the prepaid agreement by delivering 25,960 ounces valued at $235 per ounce for a total reduction of $6.1 million. These deliveries were also presented with the operating activities (non-cash item) in the consolidated cash flows statement of the Company.

Under the terms of the prepaid agreement, the Company is also required to establish a Mandatory Hedging Program as described under the 2001 Credit facility. The counter-party to the prepaid agreement benefits pari passu from the same security over Cambior's assets as the lenders under the 2001 Credit facility.

### *Subordination of Mortgage Loan*

As part of the restructuring plan, Cambior entered into an agreement with Jipangu Inc. for the conversion of Jipangu Inc.'s $10.0 million first-ranking mortgage on Cambior's 50% interest in the Niobec mine into equity and subordinated debt.

On January 18, 2001, Jipangu Inc., pursuant to a $6.3 million private placement, subscribed for 15.0 million common shares of the Company at a price of $0.42 per share. Then on September 25, 2001, a $3.7 million private placement was concluded whereby Jipangu Inc. subscribed for 6.5 million common shares at a price of $0.57 per share. Proceeds from these private placements were used to repay in full Jipangu Inc.'s mortgage loan of $10.0 million.

### *Deferred charges*

The deferred financing charges are related to the financial restructuring completed on January 12, 2001. These are being amortized over the term of the debt.

### *1998 Credit facility*

In 1999, there was an increase of $48.2 million in borrowings under the 1998 Credit facility arising from additional drawdowns of $20.0 million in the early part of the year, a prepayment of $5.0 million and borrowings of $33.2 million at the end of the year resulting from the restructuring of the Company's hedging program.

In 1999, the Company had been in compliance with the 1998 Credit facility's covenants and financial ratios at all times until it was required by its financial counter-parties to purchase one million ounces of gold and to close out certain other positions totaling 349,000 ounces pursuant to the Standstill Agreement of October 1999. As a result of these transactions, borrowings under the Company's 1998 Credit facility increased by $33.2 million and the Company failed to comply with the net debt to cash flow ratio. However, under the terms of the Standstill Agreement, the financial counter-parties agreed to waive the Company's non-compliance with said covenant.

On December 22, 1999, in accordance with the restructuring of its gold hedging program, the Company entered into a restated Credit facility ("1999 Credit facility"), which amended and replaced the 1998 Credit facility. Under this Credit facility, the maximum credit available was limited to the amount due at that date ($212.2 million) and the possibility of conversion of the loan into a gold loan was eliminated. As well, all of the loan obligations were scheduled to mature on December 31, 2000.

Interest on this loan was payable monthly at the LIBOR rate plus 0.75% or at the US Base Rate on borrowings until June 30, 2000, at the Company's option. Supplementary interest charges equal to 3.25% per year in the case of LIBOR or 2% per year for the US Base Rate were deferred until June 30, 2000, subject to compulsory early repayment should assets be sold or any additional capital be raised before this date. Commencing June 30, 2000, the additional interest increased by 1% per annum each month and was payable monthly until the loan maturity date of December 31, 2000. On September 29, 2000, in consideration of the obtaining from its lenders of a one-month extension on the deadline for submittal of committed arrangements to repay or refinance the balance of its Credit facility by December 31, 2000, the Company agreed to convert each LIBOR loan outstanding at that time into a US Base Rate loan and to pay supplementary interest charges on the Credit facility of 0.5% per annum. The Company was therefore subject to interest payments on the balance owed under the 1999 Credit facility at the US Base Rate plus 6.5% in October 2000, plus 7.5% in November 2000 and plus 8.5% in December 2000.

During 2000, the Company reimbursed a total of $96.6 million under the 1999 Credit facility with proceeds received from the sale of the zinc mines, Cambior de México and the La Granja copper project, from the $5.0 million private placement with Jipangu Inc. concluded in May 2000 and from the $13.0 million mortgage loan on the Company's interest in Niobec. The Company also paid an amount of $8.0 million due to its hedge counter-parties as investment in the restructured hedge positions.

### *Mortgage loan*

On June 30, 2000, the Company entered into an agreement with Jipangu Inc. and a financial institution for a first-ranking mortgage loan on its 50% interest in the Niobec mine for an aggregate amount of $13.0 million, at a rate of LIBOR plus 2.5% or at the Base Rate. The facility had a term of 4.5 years and was repayable in 16 consecutive quarterly installments commencing March 30, 2001, with a maturity date of December 31, 2004. The mortgage was secured by the Company's 50% interest in the Niobec assets and by the Company's share of the cash flow generated from this mine. The mortgage loan was reimbursed in 2001.

### *Issuance of shares and warrants*

On May 5, 2000, Jipangu Inc. subscribed, through a private placement, for 5.0 million shares at a price of $1.00 and 5.0 million common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu Inc. to subscribe for one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu Inc. exercised 2.1 million Warrants in connection with the Gross Rosebel transaction as mentioned in the Investing activities section. The remaining Warrants expired without being exercised.

On July 25, 2001 Cambior concluded private placements of 0.8 million flow-through common shares at $0.65 (Cdn $1.00) per share, for proceeds of $0.52 million. The proceeds of this transaction were utilized to incur Canadian Exploration Expenses ("CEE") on some of the Company's exploration properties located in Québec, Canada.

On December 12, 2001, Jipangu Inc. subscribed for 4.95 million units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3.7 million, each Unit consisting of one common share and a warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share prior to November 30, 2002.

The Company distributed dividends of $1.8 million (2.5¢ per share) in 1999. Under the terms of the 2001 Credit facility, the Company is restricted from distributing any dividends.

## CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $251.8 million at December 31, 2001, compared to $282.7 million at the end of 2000. The $30.9 million decrease is attributable mainly to the decrease in property, plant and equipment stemming from:

- the sale of the El Pachón project; and
- depreciation, depletion and amortization charges exceeding reinvestments in mining assets by $15.2 million.


522
283
252
99
00
01

**Total assets**
(in millions of $)

Property, plant and equipment totaled $194.7 million compared to $235.9 million. The amount in 2001 includes $28.3 million (14.5% of total value) for projects in the exploration and development stage, compared to $40.3 million (17.1%) in 2000. The construction and development of these projects are subject to securing financing for their development and favorable market conditions for commodity prices.

Cash and cash equivalents increased by $11.0 million during the year to stand at $14.6 million at December 31, 2001. Working capital, excluding cash and the current portion of the long-term items, totaled $10.2 million compared to $10.8 million at December 31, 2000.

The long-term debt, including the portion due within one year of $5.1 million amounts to $51.1 million at year-end compared to $129.5 million at the beginning of 2001. The net debt position is as follows:

| *(in millions of $)* | **2001** | 2000 |
|---|---|---|
| Long-term debt | **51.1** | 129.5 |
| Cash and cash equivalents | **(14.6)** | (3.5) |
| Net debt | **36.5** | 126.0 |

Deferred revenue of $48.9 million is related to the Company's obligation to deliver 207,677 ounces of gold under the prepaid agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under the prepaid agreement. The mark-to-market valuation of the obligation is higher by $4.5 million at the December 31, 2001 gold price of $277 per ounce.

The estimated mark-to-market value of the non-hedge derivative instruments as at December 31, 2001 decreased by $0.7 million to $5.3 million from December 31, 2000, due to a reduction in the volume of non-hedge derivative instruments.

The $3.3 million increase in shareholders' equity in 2001 resulted from the issuance of shares totaling $16.8 million partially offset by the $8.2 million loss for the year and the $4.9 million decrease in cumulative translation adjustment resulting from the weakened Canadian dollar compared to its value at the end of 2000.

## ENVIRONMENT

Cambior's mining and exploration activities are subject to various laws and regulations regarding environmental protection. These laws are constantly evolving and generally tend to impose increasing restrictions.

The Company has already incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company has estimated closure costs, including site reclamation; these costs are charged to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations and the availability of new information. The estimate for reclamation and closure costs are prepared by knowledgeable individuals and are subject to review and approval by Government authorities in the case of Canadian Operations. Site reclamation costs are charged against a provision accumulated during the production phase.

These obligations are currently estimated as follows:

| *(in millions of $)* | |
|---|---|
| Doyon division | 17.7 |
| Omai | 5.1 |
| Other mines | 2.5 |
| | 25.3 |

An amount of $10.6 million has been provided for in the Company's balance sheet as at December 31, 2001. No cash resources have been set aside to meet these future obligations.

The Company obtained ISO 14001 certification at the Doyon and Omai mines in December 2000 and January 2001, respectively. All of the Company's gold operations have now received ISO 14001 certification. It is anticipated that the Niobec mine, held in joint venture, will work towards attaining this standard in 2002.

## PENSION OBLIGATIONS

The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in note 12 to the consolidated financial statements. These estimates are compiled by professional advisors utilizing market assumptions in accordance with accepted practices. The ultimate obligation is subject to modifications as a result of realization of these assumptions.

At December 31, 2001, the Company had an excess of unfunded obligations liability over fair value of assets of $2.2 million ($2.2 million as at December 31, 2000).

## MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2001 are shown on the tables below. Mineral reserve estimates have been calculated by qualified persons[(a)] for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

### Gold Mineral Reserves

Cambior's proven and probable gold mineral reserves for gold production and projects at the beginning of 2002 were 3.8 million ounces of gold contained compared to 2.8 million ounces at the beginning of 2001.

***Proven and probable Mineral Reserves***

| | **December 31, 2001 @ $300/oz** | | | December 31, 2000 @ $300/oz | | |
|---|---|---|---|---|---|---|
| *(Cambior's share)* | **Tonnes (000)** | **Grade (g Au/t)** | **Ounces contained** | Tonnes (000) | Grade (g Au/t) | Ounces contained |
| **GOLD OPERATIONS** | | | | | | |
| *Omai (100%)* | | | | | | |
| Proven reserves | **22,644** | **1.3** | **944,000** | 29,406 | 1.3 | 1,273,000 |
| Probable reserves | **69** | **1.4** | **3,000** | 120 | 1.3 | 5,000 |
| *Doyon Division (100%)*[1] | | | | | | |
| Proven reserves | **3,864** | **5.2** | **644,400** | 2,557 | 5.5 | 456,500 |
| Probable reserves | **4,331** | **5.6** | **786,500** | 4,954 | 6.3 | 1,003,400 |
| *Sleeping Giant (50%)* | | | | | | |
| Proven reserves | **63** | **10.7** | **21,500** | 96 | 10.3 | 31,900 |
| Probable reserves | **145** | **12.3** | **57,600** | 74 | 12.0 | 28,500 |
| **Sub-total Gold Operations** | | | **2,457,000** | | | 2,798,300 |
| **GOLD PROJECT** | | | | | | |
| *Gross Rosebel (100%)*[2] | | | | | | |
| Probable reserves | **25,166** | **1.7** | **1,350,000** | — | — | — |
| **TOTAL GOLD** | | | | | | |
| Proven and probable reserves | | | **3,807,000** | | | 2,798,300 |

1. Includes mineral reserves from the Doyon and Mouska mines.
2. Mineral reserve calculation at Gross Rosebel was based only on the soft rock portion of the deposits. Following the completion of a technical report in 2001, the year-end 2000 mineral resources were upgraded to the probable mineral reserves during the fourth quarter of 2001. Mineral reserves at Gross Rosebel are reported as to 100% in 2001, subject to the closing of the transaction to acquire Golden Star Resources Ltd. interest in the project.

(a) Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Proven and probable mineral reserves at the Doyon Division, net of 228,700 ounces produced in 2001, contained 1.43 million ounces of gold at December 31, 2001 compared to 1.46 million at the end of 2000. Due to the successful exploration program at Sleeping Giant with the discovery of highly mineralized lenses, proven and probable reserves were more than replaced in 2001 with a 31% increase. The mineral reserves for Omai mine contained 0.95 million ounces net of 354,300 ounces produced in 2001, compared to 1.28 million ounces at the end of 2000.

**Niobium Mineral Reserves**
***Proven and probable Mineral Reserves***

| | **December 31, 2001** | | | December 31, 2000 | | |
|---|---|---|---|---|---|---|
| *(Cambior's share)* | **Tonnes (000)** | **Grade $Nb_2O_5$ (%)** | **Contained tonnes $Nb_2O_5$ (000)** | Tonnes (000) | Grade $Nb_2O_5$ (%) | Contained tonnes $Nb_2O_5$ (000) |
| **NIOBIUM OPERATIONS** | | | | | | |
| *Niobec (50%)* | | | | | | |
| Proven reserves | **5,833** | **0.65** | **38** | 2,278 | 0.69 | 16 |
| Probable reserves | **3,245** | **0.72** | **23** | 3,463 | 0.76 | 26 |

**Copper Mineral Reserves**
***Probable Mineral Reserves***

| | **December 31, 2001** | | | December 31, 2000 | | |
|---|---|---|---|---|---|---|
| | **Tonnes (000)** | **Grade Cu (%)** | **Contained tonnes Copper (000)** | Tonnes (000) | Grade Cu (%) | Contained tonnes copper (000) |
| **COPPER PROJECT**[1] | | | | | | |
| *Carlota (100%)* | | | | | | |
| Probable reserves | **78,830** | **0.47** | **371** | 95,854 | 0.44 | 424 |

1. The 2001 probable reserves for the Carlota project were calculated at $0.90/lb and include only the Carlota-Cactus pit. In 2000, the reserves were calculated at $1.00/lb and include the Carlota-Cactus, Eder South and Eder North pits.

***Sensitivity Analysis***

To establish the 2001 year-end mineral reserves, the Company used a long-term gold price of $300 per ounce ($300/oz in 2000) and a long-term copper price of $0.90/lb ($1.00/lb in 2000). A long-term exchange rate of Cdn $1.50 per US dollar was used for the Canadian operations (Cdn $1.50 in 2000).

Proven and probable mineral reserves for the gold operations only at December 31, 2001 were 2.5 million ounces. A sensitivity analysis using a gold price of $275 per ounce indicates that mineral reserves would fall 6% to 2.3 million ounces. The impact of a $275 gold price on the Doyon Division would be a reduction of 8%, while the impact on the Omai mine would be a reduction of 3%. The Doyon Division and Omai mine together represent 97% of Cambior's proven and probable mineral reserves from operations calculated at the end of 2001.

**HEDGING PROGRAM – GOLD SALES**

In order to minimize the variability of the cash flows generated from the mining operations, the Company has maintained a revenue protection program.

Under the 2001 Credit facility, the Company is required to comply with various covenants and financial ratios including a revised Mandatory Hedging Program ("the Program"), whereby it must ensure that:

(i) total gold delivery commitments do not exceed 90% of proven and probable reserves;
(ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and
(iii) sufficient hedges are in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce.

At December 31, 2001, the Company had minimum delivery obligations of 1,252,000 ounces of gold at an average price of $298 per ounce. The Company's commitments also included 370,000 call options sold at an average price of $311 per ounce and the variable quantity under its VVF contracts of 265,000 ounces of gold at an average price of $338 per ounce. The mark-to-market value of the total gold delivery commitments, calculated at the 2001 year-end gold price of $277 per ounce, amounted to $4.3 million. The details of the hedging portfolio are included in note 19 of the notes to consolidated financial statements.

### HUMAN RESOURCES

Cambior's mine operations are unionized. During 2001, the Company entered into the first collective agreement at the Mouska mine following a 22-day strike, and renewed its agreement with the union representing the Niobec employees following at 9-day work stoppage. The Company is currently negotiating the renewal of the labour contract at Doyon which expired on November 30, 2000.

A legal or illegal work stoppage by the Company's employees may have an impact on the Company's financial results and obligations.

The Company believes that it maintains satisfactory relations with its employees by providing competitive compensation and a favorable working environment.

The expiry dates of the collective agreements are as follows:

| | |
|---|---|
| **Omai** – Hourly employees | February 28, 2003 |
| **Doyon** – Hourly employees | Expired on November 30, 2000 |
| **Mouska** – Hourly employees | October 17, 2004 |
| **Sleeping Giant** – Hourly employees | July 31, 2002 |
| **Niobec**[1] – Hourly, clerical and technical employees | April 30, 2004 |

1. Niobec employees are under contract with the mine operator, Mazarin Inc.

The Company currently employs 1,652 employees (2000 – 1,600 employees).

### LITIGATION

Omai Gold Mines Limited was a defendant in a representative action filed in 1998 in Guyana stemming from a tailings dam failure at the Omai mine in 1995. The representative action claimed the Guyanese equivalent of approximately $100 million and purported to represent 23,000 claimants. In early February 2002, the Company announced that the class action proceeding was dismissed by the High Court of the Supreme Court of Guyana. The time period for appealing this dismissal in Guyana has now expired.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

### RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks within its mining operations which may affect its profitability and level of operating cash flows. Metal prices can be affected by many factors beyond the control of the Company, including inflation, changes in exchange rates, changes in supply and demand, and speculative activities. The Company is also subject to currency fluctuation at its Canadian operations as all of its production is sold in US dollars and it pays most of its operating and capital costs in Canadian dollars. Mining activities could be affected by a number of risks including industrial accidents, labour disputes or unexpected ground conditions or geology. Fluctuations in interest rates and availability of capital can also have an impact on the Cambior's costs and cash flows, as well as its ability to develop new projects. The Company carries out risk assessments and seeks to minimize these risks through:

- careful planning, construction and operation of its facilities;
- hiring of competent personnel and developing their skills through training and development programs;
- conducting independent audits and reviews;
- transferring some risks through the purchase of insurance as well as the maintenance of commodity and currency hedging programs.

As the Omai mine in Guyana accounts for a large portion of Cambior's production and its reserves, and the investment carries the usual risks related to investing in an emerging country, the Company has subscribed to a political risk insurance policy for $60 million.

## CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with generally accepted accounting policies in Canada and mining industry practices.

There were no changes in Accounting Policy during 2001. However, in 2000 the Company modified its policies related to the treatment of unmatched calls and income taxes in accordance with new Canadian accounting pronouncements. In addition, the Company also modified its revenue recognition policy to record sales when title and other risks of ownership are transferred to the buyer compared to the previously applied production method. The effect of these changes is outlined in note 3 to the notes of consolidated financial statements.

In 2002, the Company will adopt the new Canadian standard with respect to "Stock-based Compensation and Stock Payments" as described in note 3 to the consolidated financial statements.

## SUBSEQUENT EVENT – SPECIAL WARRANT OFFERING

On February 27, 2002, Cambior completed a private placement of 21,346,154 special warrants at a price of Cdn $1.30 (approximately $0.81) per special warrant, with a syndicate of underwriters for gross proceeds to Cambior of Cdn $27,750,000 (approximately $17,293,000), which was added to working capital.

Each special warrant will entitle its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $1.70 (approximately $1.06) for a period of 12 months from the closing date.

The proceeds will also strengthen Cambior's financial position and permit the Company to enter into discussion with its banking syndicate to reduce the conditions placed upon the Company by the agreement and improve its flexibility *vis-à-vis* the Mandatory Hedging Program.

## OUTLOOK

The Company's objective is to build shareholder value by increasing the value of its operating mines and acquiring and developing new producing assets. To reach its objective, the Company must create a financial capacity to invest in mining assets while reducing its financial obligations. The Company has targeted high-return investment projects, such as exploration and development of its reserves and resources at minesites, production expansion at Niobec to maintain its market share with increasing world niobium consumption, and the construction of the Gross Rosebel gold project in Suriname.

In the last quarter of 2001, the Company entered into an agreement to acquire the remaining 50% interest in the Gross Rosebel property located in Suriname. This transaction will allow the Company to secure additional reserves at a low cost. It will provide the opportunity to maintain a gold production level in the Guiana Shield for many years to come, benefit from a strong synergy in the Guiana Shield and to reduce the capital expenditures through the transfer of available equipment from the Omai mine. During the third quarter of 2002, the Company plans to complete an updated feasibility study for the project. The Company plans to organize the necessary financing to bring the Gross Rosebel project into construction during the fourth quarter of 2002.

The production target for 2002 is estimated at 547,000 ounces at a direct mining cost of $225 per ounce. The Company's share of production from Niobec is estimated at 1,555 tonnes of niobium. The Company also plans to reinvest $7.3 million from its operating cash flows into its mining operations, including $2.5 million in grassroot exploration and business development. The Company also intends to further reduce its debt by $5 million, and deliver 51,920 ounces under its prepaid agreement.

# Management's Statement on Financial Reporting

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the Audit Committee, the Board of Directors approved the Company's consolidated financial statements.

Louis P. Gignac
President and Chief Executive Officer

Bryan A. Coates, CA
Vice President, Finance and Chief Financial Officer

Longueuil, Canada
February 22, 2002

# Auditor's Report

To the Shareholders of Cambior Inc.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, contributed surplus and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada for the years ended December 31, 2001, 2000 and 1999 and in accordance with auditing standards generally accepted in the United States of America for the years ended December 31, 2001 and 2000. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 22, 2002

# Comments by Auditors

**FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES**

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 23A to the consolidated financial statements. Our report to the shareholders dated February 22, 2002 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 22, 2002

# Consolidated Operations

| Years ended December 31<br>*(in thousands of United States dollars, except for amounts per share)* | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **REVENUES** | | | |
| Mining operations | **197,520** | 209,921 | 227,186 |
| Investments and other income | **727** | 720 | 1,819 |
| | **198,247** | 210,641 | 229,005 |
| **EXPENSES** | | | |
| Mining operations | **151,450** | 152,420 | 152,231 |
| Depreciation, depletion and amortization | **34,944** | 53,984 | 56,581 |
| Exploration and business development | **3,409** | 2,441 | 8,033 |
| General and administrative | **3,939** | 4,572 | 6,341 |
| Financial expenses | **5,565** | 18,712 | 7,823 |
| Gain on disposal of exploration properties and other | **—** | — | (1,156) |
| Writedown of mining assets and investments (Note 8) | **5,419** | 94,321 | 156,533 |
| Restructuring charge (Note 4) | **—** | 518 | 49,261 |
| Loss on foreign exchange from reduction in net investment (Note 17) | **914** | — | — |
| | **205,640** | 326,968 | 435,647 |
| Loss before the undernoted items | **(7,393)** | (116,327) | (206,642) |
| Unrealized gain (loss) on derivative instruments (Notes 3 (a) and 19) | **(731)** | 41,761 | (18,600) |
| Income and mining taxes (Note 18) | **(115)** | 148 | (7,729) |
| | **(8,239)** | (74,418) | (232,971) |
| Minority interest (Note 13) | **—** | — | (694) |
| Loss from continuing operations | **(8,239)** | (74,418) | (233,665) |
| Results of discontinued operations (Note 5) | **—** | (7,192) | (139,952) |
| Net loss | **(8,239)** | (81,610) | (373,617) |
| Basic and diluted loss per share (Note 14) | | | |
| Continuing operations | **(0.09)** | (1.02) | (3.31) |
| Discontinued operations | **—** | (0.10) | (1.98) |
| | **(0.09)** | (1.12) | (5.29) |
| Weighted average number of common shares outstanding (in thousands) | **92,834** | 73,104 | 70,563 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Contributed Surplus and Retained Earnings (Deficit)

| **Years ended December 31**<br>*(in thousands of United States dollars)* | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **CONTRIBUTED SURPLUS** | | | |
| Balance, beginning of year | **23,047** | 361,542 | 361,542 |
| Transfer to deficit (Note 16) | **—** | (338,620) | — |
| Expiry of share purchase warrants | **—** | 125 | — |
| Balance, end of year | **23,047** | 23,047 | 361,542 |
| **RETAINED EARNINGS (DEFICIT)** | | | |
| Balance, beginning of year, as previously reported | **(109,374)** | (338,620) | 21,112 |
| Cumulative adjustment to the opening balance (Note 3 (a)) | **—** | (27,674) | (12,025) |
| Restated balance, beginning of year | **(109,374)** | (366,294) | 9,087 |
| Net loss | **(8,239)** | (81,610) | (373,617) |
| Transfer from contributed surplus (Note 16) | **—** | 338,620 | — |
| Share issue expenses, net of income taxes | **(263)** | (90) | — |
| Dividends ($0.025 per share in 1999) | **—** | — | (1,764) |
| Balance, end of year | **(117,876)** | (109,374) | (366,294) |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Cash Flows

| Years ended December 31<br>*(in thousands of United States dollars)* | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net loss | **(8,239)** | (81,610) | (373,617) |
| Deferred gains (Note 11) | **4,159** | 2,449 | 2,380 |
| Deferred revenue (Note 10) | **55,000** | — | — |
| Non-cash items | | | |
| Depreciation, depletion and amortization | **34,944** | 55,560 | 72,855 |
| Discontinued operations (Note 5) | **—** | 8,782 | 145,891 |
| Amortization of deferred gains (Note 11) | **(8,108)** | (16,120) | (18,157) |
| Deferred revenue – Delivery of gold on the prepaid forward (Note 11) | **(6,111)** | — | — |
| Writedown of mining assets and investments (Note 8) | **5,419** | 94,321 | 156,533 |
| Loss on foreign exchange from reduction in net investment (Note 17) | **914** | — | — |
| Future income and mining taxes | **—** | — | (5,288) |
| Minority interest | **—** | — | 694 |
| Unrealized loss (gain) on derivative instruments | **731** | (41,761) | 18,600 |
| Provision for environmental obligations | **1,749** | 1,800 | 2,834 |
| Gain on disposal of exploration properties | **—** | — | (1,659) |
| Other | **263** | 456 | 1,744 |
| Changes in non-cash working capital items (Note 6) | **611** | 1,846 | 8,171 |
| Cash flows from operating activities | **81,332** | 25,723 | 10,981 |
| **INVESTING ACTIVITIES** | | | |
| Investments | **841** | (297) | 842 |
| Property, plant and equipment | **(19,690)** | (22,647) | (59,240) |
| Sale of a subsidiary (Note 4) | **—** | 9,314 | — |
| Discontinued operations (Note 5) | **12,386** | 64,869 | (13,005) |
| Cash flows from (used in) investing activities | **(6,463)** | 51,239 | (71,403) |
| **FINANCING ACTIVITIES** | | | |
| Long-term debt (Notes 4 and 9) | | | |
| Borrowings | **63,575** | 13,000 | 53,200 |
| Repayments | **(132,043)** | (97,824) | (5,646) |
| Deferred charges | **(2,085)** | (550) | — |
| Shares and warrants issued | **6,067** | 5,035 | — |
| Dividends | **—** | — | (1,764) |
| Cash flows from (used in) financing activities | **(64,486)** | (80,339) | 45,790 |
| Foreign exchange gain (loss) on cash held in foreign currency | **655** | 994 | (1,455) |
| **Net increase (decrease) in cash and cash equivalents** | **11,038** | (2,383) | (16,087) |
| Cash and cash equivalents, beginning of year | **3,548** | 5,931 | 22,018 |
| Cash and cash equivalents, end of year | **14,586** | 3,548 | 5,931 |
| **Additional information** | | | |
| Interest paid | **5,173** | 22,827 | 12,264 |
| Income and mining taxes paid | **237** | 410 | 1,323 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Balance Sheets

| As at December 31<br>*(in thousands of United States dollars)* | **2001**<br>**$** | 2000<br>$ |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | **14,586** | 3,548 |
| Accounts receivable | **3,134** | 4,032 |
| Settlements receivable | **2,471** | 1,542 |
| Production inventories | **8,001** | 10,874 |
| Supplies inventory and prepaid expenses | **19,185** | 19,008 |
| | **47,377** | 39,004 |
| Investments (Note 7) | **1,934** | 1,213 |
| Property, plant and equipment (Note 8) | **194,683** | 235,872 |
| Deferred charges | **2,448** | 550 |
| Fair value of non-hedge derivatives (Note 19) | **5,330** | 6,061 |
| | **251,772** | 282,700 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **22,609** | 24,652 |
| Current portion of long-term debt | **5,147** | 118,457 |
| Current portion of deferred revenue | **12,222** | — |
| Current portion of deferred gains | **3,661** | 8,108 |
| | **43,639** | 151,217 |
| Long-term debt (Note 9) | **45,930** | 11,089 |
| Deferred revenue (Note 10) | **36,667** | — |
| Deferred gains (Note 11) | **498** | — |
| Provision for environmental obligations and other | **13,505** | 12,181 |
| | **140,239** | 174,487 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (Note 14) | **226,727** | 209,961 |
| Contributed surplus | **23,047** | 23,047 |
| Deficit | **(117,876)** | (109,374) |
| Cumulative translation adjustment (Note 17) | **(20,365)** | (15,421) |
| | **111,533** | 108,213 |
| | **251,772** | 282,700 |

*The accompanying notes are an integral part of the consolidated financial statements.*

On behalf of the Board,

Robert Normand
Director

Louis P. Gignac
Director

# Notes to Consolidated Financial Statements

*(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)*

## 1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior"), continued and existing under Part 1A of the Companies Act (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

## 2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. As described in Note 23, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("United States"). The principal accounting policies followed by the Company are as follows:

### *Principles of consolidation*

The consolidated financial statements include the accounts of the Company and of its subsidiaries. The Company's share in joint ventures is accounted for by the proportionate consolidation method.

### *Use of estimates*

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### *Foreign currency translation*

Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity. The US dollar is the functional currency for the Company's activities in Guyana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine are in US dollars.

Other monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization that are translated at the historical rate in the cases of fully integrated foreign operations. Gains and losses are recorded in operations for the year.

### *Revenue recognition*

Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer.

### *Cash and cash equivalents*

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

### *Inventories*

Production inventories are valued at the lower of average production cost and net realizable value.

Supplies inventory is valued at the lower of average cost or replacement cost.

### *Property, plant and equipment*

(i) Property, plant and equipment

Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles, office and computing equipment and the duration of the lease for leasehold improvements.

## 2. ACCOUNTING POLICIES (continued)

### *Property, plant and equipment (continued)*

(ii) Deferred stripping costs

Mining costs associated with stripping activities are deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(iii) Exploration properties

Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(iv) Property evaluations

The Company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flows, on an undiscounted basis, from each mine and mining project are calculated based on future metal production (considering proven and probable reserves), estimated future metal prices realization and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of the property, plant and equipment is less than the carrying value and the impairment in value is permanent, a writedown to the net recoverable amount is made with a corresponding charge to operations. Management's estimate of future cash flows are subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

### *Deferred charges*

Financing charges and charges related to the prepaid gold forward sale agreement are amortized on a straight-line basis over the term of the credit facility and the sale agreement.

### *Commodity contracts and financial instruments*

The Company enters into commodity contracts, gold loans, prepaid forward sales agreement and foreign exchange contracts to manage the future cash flow risk associated with the price volatility of the commodities produced at its operating mines.

Market risk related to commodity:

The Company utilizes a number of instruments to manage the market risk related to commodity. Where there is certainty of delivery of fixed forward sales and spot deferred sales ("forwards"), the Company designates a timing of production delivery. Should the Company delivers gold production against this contract at a date earlier than anticipated, the Company will defer the recognition of the gain until the original designation date.

In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF")) as part of its revenue protection program. As there is no certainty as to actual sale under these instruments, the Company designates these as "non-hedge derivative transactions".

The Company requests an independent market valuation of the financial instruments used in its revenue protection program. The valuation is based on current market price, interest rate, volatility and expiry date. The fair market value of the non-hedge transactions is included on the balance sheet and the variation in market value from previous reporting period is included on the operations statements.

Gold Loan:

Initially, a gold loan is classified as debt at the price realized from the sale of the borrowed gold. Subsequently, a gold loan is carried at the value based on the market price of gold prevailing at each balance sheet date. When a gold loan is used as part of the Company's hedging program, the unrealized gain or loss resulting from the "mark-to-market" adjustment is recorded as deferred revenue or as deferred charge, as appropriate. As the Company delivers gold from production to repay the loan, gold sales are recorded at the initial price realized, reducing the debt and the deferred revenue or deferred charge balances accordingly.

When a gold loan is converted into a dollar loan, the gain or loss realized is recorded as deferred gain or as deferred charge. This deferred gain or charge is included in revenues as the production initially designated as a hedge is sold.

Prepaid gold forward sale:

Initial proceeds from prepaid gold forward sale contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

## 2. ACCOUNTING POLICIES (continued)

### *Commodity contracts and financial instruments (continued)*

Foreign currency:

The Company also enters into foreign exchange contracts whereby it commits to deliver US currency in exchange for Canadian dollars. Because most of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations needs in Canadian dollars. Proceeds from these contracts are recognized in revenues at maturity.

When foreign exchange contracts are repurchased before their due date, the gain or loss is recognized as a deferred gain or charge. This deferred gain or charge is included in revenues at the expected maturity date.

### *Provision for environmental obligations*

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. In addition, the Company prepares on a regular basis estimates for the reclamation and restoration of the mining sites upon termination of operations. These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses over the expected operating lives of the mines.

### *Employee future benefits*

The cost of employee future benefits is accounted for under the accrual method of accounting.

### *Income and mining taxes*

The Company uses the tax liability method to recognize and measure future income tax assets and liabilities.

### *Common share purchase options*

The Company grants common share purchase options under its Stock Option plan to key employees of the Company and its subsidiaries. No remuneration expense is accounted for at the time the options are granted to the employees. Consideration paid by the employees when the options are exercised is added to capital stock.

### *Earnings (Loss) per share*

The calculation of earnings (loss) per share is based upon the weighted average number of share outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants. Diluted loss per share was not calculated because the Company's outstanding stock options and warrants are not dilutive.

### *Reclassification*

Certain comparative figures have been reclassified to conform with the presentation adopted in 2001.

## 3. CHANGES IN ACCOUNTING POLICIES

### *(a) Written call options and Variable Volume Forward contracts*

Prior to year-end 1999, the Company accounted for its written call options using hedge accounting, whereby recognition of the change in market value of a hedged position is deferred until such time as designated production related to exercised written call options is delivered. On October 24, 2000, the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA") issued EIC-113 "Accounting by Commodity Producers for Written Call Options". Under EIC-113, unmatched written call options are required to be marked-to-market with any resulting change in value recognized in the current operating period. The Company has applied EIC-113 retroactively in 2000 with restatement of prior periods.

In 1999, the Company entered into VVF transactions, whereby it agreed to deliver a minimum quantity of gold at a fixed price and at fixed delivery dates with the determination of the definitive delivery amount to be based on the spot price of gold on certain specified dates. The VVF transactions include both a forward component and a series of call options. The accounting treatment for call options outlined in EIC-113 has therefore also been applied retroactively to the VVF transactions.

## 3. CHANGES IN ACCOUNTING POLICIES (continued)

### *(a) Written call options and Variable Volume Forward contracts (continued)*

This change in accounting policy applied in 2000, was reflected in these consolidated financial statements as follows:

| | 2000<br>$ | 1999<br>$ |
|---|---|---|
| **Consolidated operations** | | |
| Increase (Decrease) in non-hedge derivative loss | **(34,916)** | 10,574 |
| Increase in income and mining taxes | — | 5,075 |
| Increase (Decrease) in net loss | **(34,916)** | 15,649 |
| **Consolidated deficit** | | |
| Cumulative increase in the opening balance | **27,674** | 12,025 |
| **Consolidated balance sheets** | | |
| Liability – Increase (Decrease) in fair value of non-hedge derivatives | **(7,242)** | 27,674 |
| Shareholders' equity – Increase (Decrease) in deficit | **(7,242)** | 27,674 |

### *(b) Revenue recognition*

In 2000, the Company changed its revenue recognition accounting policy from a method based on production to one whereby revenue is recognized when the rights and obligations of ownership pass to buyer. This change in accounting policy applied retroactively has no significant impact on the consolidated operations and led to an increase of $10,874,000 in production inventories and a decrease in settlements receivable for the same amount.

### *(c) Income taxes*

On January 1st 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3465, Income taxes, without restating its financial statements for previous years. This change in accounting policy had no impact on the opening balance of the consolidated deficit or on other consolidated balance sheet items of 2000. Under the new standards, the Company uses the tax liability method to recognize and measure future income tax assets and liabilities. This approach is similar in all material respects to the United States accounting standards SFAS No. 109. In the past, the Company used the deferral method of tax allocation whereby differences between amounts reported for tax and accounting purposes resulted in deferred income and mining taxes.

### *(d) Earnings per share*

In 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3500, Earnings per share. Under the new recommendations, the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options. Since the Company has incurred losses, such new recommendations did not affect the Company's previously reported diluted loss per share for 1999.

### *(e) Standard applicable for the year 2002*

In December 2001, the CICA issued Handbook Section 3870, *Stock-based compensation and other stock-based payments,* effective for fiscal years beginning on or after January 1, 2002. This standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock-based compensation plans. Under this method, compensation cost must be measured at the grant date based on the fair value of the award and must be recognized over the related service period. An entity that does not adopt the fair value method of accounting will be required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. In adopting this new standard in 2002, the Company plans to adopt the latter alternative treatment. It does not expect adoption of the standard to have a material effect on the Company's financial position or results of operations. Under GAAP in the United States, the Company already follows similar method and presents similar pro forma disclosures.

## 4. RESTRUCTURING PROGRAM

Following the sudden rise in gold prices at the end of the third quarter of 1999, Cambior had had to make arrangements with its hedge counter-parties and its lenders for an orderly fulfillment of its gold delivery obligations and its debt reimbursement. The reimbursement of the debt had been accelerated as a result of defaults under the Credit facility. These events forced Cambior to develop and implement a restructuring program which resulted in the Company entering into a number of agreements with its lenders and hedge providers including:

October 1999:
- Standstill Agreement;

December 22, 1999:
- Definitive Agreement relating to the hedging position and an amended and restated Credit Facility;

January 12, 2001:
- 5-year $65,000,000 second amended and restated Credit Facility (the "2001 Credit facility");
- A prepaid gold forward sale agreement for proceeds of $55,000,000;
- The conversion of Jipangu Inc. $10,000,000 mortgage loan into equity and subordinated debt.

As part of its restructuring program, the Company also entered into agreements throughout 2000 and 2001 to sell non-core assets.

The principal transactions are:

| | **2001** **$** | 2000 $ |
|---|---|---|
| **Gross proceeds** | | |
| Sale of Bouchard-Hébert and Langlois polymetallic mines | — | 42,168 |
| Sale of the La Granja Project | — | 35,000 |
| Sale of subsidiary (Cerro San Pedro project) | — | 9,676 |
| Jipangu Inc. private placement | — | 5,000 |
| First-rank mortgage loan with Jipangu Inc. which was converted into equity in 2001 | — | 10,000 |
| First-rank mortgage loan with a financial institution | — | 3,000 |
| 2001 Credit facility – Term loan | **55,000** | — |
| 2001 Credit facility – Revolving loan | **8,575** | — |
| Prepaid gold forward sale agreement | **55,000** | — |
| Sale of the El Pachon project | **13,000** | — |
| Sale of other assets | **1,619** | — |
| | **133,194** | 104,844 |
| **Applied to** | | |
| Reimbursement of the 1999 Credit facility | **115,575** | 96,625 |
| Reimbursement of the 2001 Credit facility | **13,306** | — |
| Payment to secure obligations to the hedge counter-parties and restructure hedges | — | 8,000 |
| Reimbursement of the first-rank mortgage loan with a financial institution | **3,000** | — |
| | **131,881** | 104,625 |

Furthermore, the Company incurred additional amounts for financial expenses, restructuring fees and other related charges.

The restructuring charge is summarized as follows:

| | **2001** **$** | 2000 $ | 1999 $ |
|---|---|---|---|
| Loss on reduction of the hedging position | — | — | 33,200 |
| Cost to secure obligations to the hedge counter-parties | — | — | 8,000 |
| Restructuring fees | — | — | 2,600 |
| Severance payments, professional fees and other expenses | — | 518 | 5,461 |
| | — | 518 | 49,261 |

## 5. DISCONTINUED OPERATIONS

In 2000, the Company started to present results from its base metal sector as discontinued operations, in accordance with generally accepted accounting principles in Canada.

During 2000, the Bouchard-Hébert and Langlois mines and the La Granja Project were sold for total net cash proceeds of $75,750,000, including working capital items of $5,868,000. Since the net book value of these assets totaled $79,277,000, a loss of $9,395,000 was charged to operations in 2000 as results of discontinued operations.

During 2001, the El Pachon Project was sold for a total consideration of $15,000,000, with $13,000,000 paid in September 30, 2001 and $2,000,000 at the time the purchaser makes a production decision but not later than September 30, 2005.

The El Pachon sale concluded the financial restructuring program. The Company decided not to consider its Carlota Project as part of the discontinued operations anymore. As per generally accepted accounting principles in Canada, the results of the Carlota Project have been reclassified as continuing operations. This reclassification had no impact on net loss.

The elements of the consolidated statements of operations and cash flows relating to discontinued operations are detailed as follows:

| | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **Operations** | | | |
| Revenues from mining operations | — | 32,392 | 102,842 |
| Depreciation, depletion and amortization | — | 1,576 | 16,274 |
| Writedown of mining assets | — | — | 136,716 |
| Income and mining taxes | — | 59 | (12,128) |
| Earnings (Loss) from operations | — | 2,203 | (139,952) |
| Loss from disposal of assets | — | (9,395) | — |
| Results of discontinued operations | — | (7,192) | (139,952) |
| **Cash-flows** | | | |
| Non-cash items from operating activities: | | | |
| Writedown of mining assets | — | — | 136,716 |
| Provision for care and maintenance and loss from disposal of assets | — | 7,910 | — |
| Loss on foreign exchange from reduction in net investment | — | 872 | 9,175 |
| | — | 8,782 | 145,891 |
| *Investing activities related to discontinued operations:* | | | |
| Property, plant and equipment | **(1,013)** | (1,542) | (13,005) |
| Sale of assets | **13,399** | 66,411 | — |
| | **12,386** | 64,869 | (13,005) |

## 6. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

| | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| Accounts receivable | **898** | 356 | 2,874 |
| Settlements receivable | **(929)** | 9,205 | (4,351) |
| Production inventories | **2,873** | 7,666 | (6,687) |
| Supplies inventory and prepaid expenses | **(177)** | 5,110 | 4,549 |
| Accounts payable and accrued liabilities | **(2,054)** | (6,495) | (2,210) |
| Provision for restructuring charge | — | (13,996) | 13,996 |
| | **611** | 1,846 | 8,171 |

## 7. INVESTMENTS

| | 2001<br>$ | 2000<br>$ |
|---|---|---|
| Shares of public exploration companies, at cost (fair market value, representing the last quoted market price, $1,048,000 at December 31, 2001 and $2,654,000 at December 31, 2000) | **333** | 1,213 |
| Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125% (Note 5) | **1,601** | — |
| | **1,934** | 1,213 |

## 8. PROPERTY, PLANT AND EQUIPMENT

| | **2001** | | | 2000 | | |
|---|---|---|---|---|---|---|
| | **Cost**<br>**$** | **Accumulated depreciation, depletion and amortization**<br>**$** | **Net**<br>**$** | Cost<br>$ | Accumulated depreciation, depletion and amortization<br>$ | Net<br>$ |
| Mining properties | **34,938** | **33,171** | **1,767** | 36,187 | 33,941 | 2,246 |
| Development expenses | **294,899** | **234,885** | **60,014** | 283,162 | 215,660 | 67,502 |
| Land, buildings and equipment relating to mines | **333,049** | **229,829** | **103,220** | 342,640 | 218,547 | 124,093 |
| Other | **13,364** | **11,965** | **1,399** | 16,356 | 14,632 | 1,724 |
| | **676,250** | **509,850** | **166,400** | 678,345 | 482,780 | 195,565 |
| Mining projects | **28,283** | **—** | **28,283** | 40,307 | — | 40,307 |
| | **704,533** | **509,850** | **194,683** | 718,652 | 482,780 | 235,872 |

***Writedown of mining assets and investments***

Following the events related to the restructuring program described in Note 4 above, considering the results of the asset sales embarked upon prior to year-end 1999, and in conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company had determined that a writedown of mining assets was necessary. In calculating the net estimated future undiscounted cash flows from its gold operations, the Company established its reserve base for 2001 using a gold price of $300 per ounce as in 2000 ($325 in 1999). In 2001, a writedown for Omai was necessary due to lower estimated future gold prices from the hedging program required under the 2001 Credit facility. The 2000 writedown was mainly due to the reduction in gold price which had a negative impact on future revenues and on the reserve base and future cash flows. The writedown is detailed as follows:

| | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| Omai mine | **5,419** | 42,388 | 39,818 |
| Doyon division | **—** | 46,899 | 18,700 |
| Mining projects | **—** | 4,641 | 90,187 |
| Other mining equipment | **—** | — | 5,417 |
| Writedown of mining assets | **5,419** | 93,928 | 154,122 |
| Writedown of investments | **—** | 393 | 2,411 |
| | **5,419** | 94,321 | 156,533 |

The writedown of the operating mines is presented with accumulated depreciation, depletion and amortization, while that of the mining projects is presented as a reduction of cost.

## 8. PROPERTY, PLANT AND EQUIPMENT (continued)

### *Government grants*

In 2001, a financial assistance for advanced mining exploration of approximately $1,300,000 (Cdn $2,000,000) was granted to Cambior by the Québec Minister of Natural Resources. The objective of this program is to help the renewal of mineral reserves at Québec mines.

### *Provision for environmental obligations*

These obligations are currently estimated as follows:

| | $ |
|---|---|
| Doyon division | 17,676 |
| Omai | 5,100 |
| Other mines | 2,564 |
| | 25,340 |

An amount of $10,653,000 has been accounted for as at December 31, 2001 ($9,395,000 as at December 31, 2000).

## 9. LONG-TERM DEBT

| | **2001** **$** | 2000 $ |
|---|---|---|
| 2001 Credit facility at LIBOR rate plus 3% (4.99% at December 31, 2001)[a] | **50,269** | — |
| 1999 Credit facility at the Base Rate plus 8.5% (18.5% at December 31, 2000)[b] | — | 115,575 |
| Obligations under capital leases, bearing interest at rates ranging from 5.68% to 9.50%, payable in monthly and quarterly installments until July 1, 2007 | **808** | 971 |
| Mortgage at the LIBOR rate plus 2.5% or at the Base Rate secured by the Company's 50% interest in the Niobec assets and by the Company's share of the cash flow generated by the Niobec mine | | |
| • with Jipangu Inc. | — | 10,000 |
| • with a financial institution | — | 3,000 |
| | **51,077** | 129,546 |
| Current portion | **5,147** | 118,457 |
| Long-term portion | **45,930** | 11,089 |

(a) 2001 Credit facility

On January 12, 2001, Cambior completed its financial restructuring which includes the 2001 Credit facility with a group of four lenders consisting of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. In the event of future asset disposals, issuance of equity or subordinated debt or realization of free cash flow from operations, the Company is required to make mandatory prepayments of the 2001 Credit facility, the extent of which is determined by the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR means the ratio of the net present value of projected cash flows to the net senior debt outstanding. The 2001 Credit facility interest rate was at LIBOR rate + 3% until December 31, 2001 and, thereafter, the interest spread varies from 2% to 3% based on the quarterly calculation of the LLPR.

Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

i) total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves;
ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and
iii) sufficient hedges to be in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce.

As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

## 9. LONG-TERM DEBT (continued)

(a) 2001 Credit facility (continued)

The Company must also comply with various other covenants and financial ratios.

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

(b) 1999 Credit facility

On July 28, 1998, the Company had signed an agreement with a banking syndicate for a Credit Facility of 750,000 ounces of gold or $250,000,000. Advances under the Credit Facility were to be denominated at the Company's option as gold loans, dollar LIBOR loans or dollar Base Rate loans.

The Company was in compliance with the financial ratios at all times until it was forced by its financial counter-parties to purchase 1,000,000 ounces of gold and to close out other positions totaling 349,000 ounces pursuant to the Standstill Agreement of October 1999. As a result of these transactions, the Company's indebtedness under the 1998 Credit facility increased by $33,200,000 and the Company failed to comply with the total net debt to cash flow ratio. The Company signed, on December 22, 1999, an amended and restated Credit Facility agreement ("the 1999 Credit facility") with its banking syndicate and its hedge providers (Note 4).

The 1999 Credit facility provided for a reduction of the maximum available credit to the amount of the loan, or $212,200,000, and eliminated the possibility of conversion of the loan into a gold loan. As well, all of the loan obligations were accelerated to mature on December 31, 2000.

Interest on this loan was payable monthly at LIBOR plus 0.75% or at the Base Rate until June 30, 2000, at the Company's option. Supplementary costs equal to 3.25% per year in the case of LIBOR or 2% per year for the Base Rate were deferred until June 30, 2000. Beginning June 30, 2000, the additional interest increased by 1% *per annum* in each month and was payable monthly until the loan maturity date.

Bonds issued in relation to a hypothec were pledged as security for the obligations under the 1999 Credit facility, the gold hedging and base metals commitments and the foreign exchange contracts. This hypothec consisted of a first-ranking fixed charge on the Doyon and Mouska mines as well as a charge on all of the other assets of the Company.

The minimum reimbursements on the long-term debt for the coming years are as follows:

| Year of repayment | Term loan<br>$ | Revolving loan<br>$ | Obligations under capital leases<br>$ | Total<br>$ |
|---|---|---|---|---|
| 2002 | 5,000 | — | 147 | 5,147 |
| 2003 | 20,000 | — | 147 | 20,147 |
| 2004 | 17,994 | — | 147 | 18,141 |
| 2005 | — | 7,275 | 147 | 7,422 |
| 2006 | — | — | 147 | 147 |
| 2007 | — | — | 73 | 73 |
| | 42,994 | 7,275 | 808 | 51,077 |

Interest on long-term debt amounted to $5,299,000 in 2001 ($22,402,000 in 2000 and $11,997,000 in 1999).

## 10. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. In connection with the agreement, the gold delivery obligations under the VVF contracts were reduced by 27% for the period from January 2001 to October 2007. As a result, the maximum quantities to be delivered under the VVF were reduced from 1,194,000 ounces to 870,000 ounces of gold.

Under the prepaid gold forward sale agreement, the Company must comply with the terms of the Mandatory Hedging Program and various other covenants and financial ratios under the terms of the 2001 Credit facility (Note 9(a)).

During 2001, Cambior delivered 25,960 ounces of gold valued at $235 per ounce for a total amount of $6,111,000.

## 10. DEFERRED REVENUE (continued)

The deliveries of gold under the prepaid gold forward agreement for the coming years are as follows:

| | Number of ounces | $ |
|---|---|---|
| 2002 | 51,919 | 12,222 |
| 2003 | 51,919 | 12,222 |
| 2004 | 51,919 | 12,222 |
| 2005 | 51,920 | 12,223 |
| | 207,677 | 48,889 |
| Current portion | 51,919 | 12,222 |
| Long-term portion | 155,758 | 36,667 |

As at December 31, 2001, the estimated mark-to-market value of the prepaid gold forward sale agreement is negative $4,526,000 which is not accounted for in the balance sheet.

## 11. DEFERRED GAINS

Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to year-end and gains realized by the conversion of gold loans into dollar loans during 1997 and 1998.

| | **2001** **$** | 2000 $ |
|---|---|---|
| Deferred gains – anticipated delivery of gold | **4,159** | 2,449 |
| Deferred gains – gold loans | — | 5,659 |
| | **4,159** | 8,108 |
| Current portion | **3,661** | 8,108 |
| Long-term portion | **498** | — |

## 12. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to defined contribution and non-contributory defined registered benefit pension plans that are funded on the basis of actuarial valuations. These plans cover employees in Canada, United States and Guyana and are subject to an actuarial valuation every three years. The most recent actuarial valuation was performed as at January 1, 2001. As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan (SERP). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's non-contributory defined registered benefit pension plan reflected the full amount of base salary of such employees. The SERP is not presently funded but the Company reserves the right to contribute to the SERP at any time.

### *Defined contribution plans*

The total expenses for the Company's defined contribution plan amounted to $1,482,000 ($1,602,000 in 2000 and $1,820,000 in 1999).

## 12. EMPLOYEE FUTURE BENEFIT PLANS (continued)

***Defined pension benefit plans***

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **Change in accrued benefit obligation** | | | |
| Balance, beginning of year | **4,936** | 5,896 | 4,760 |
| Impact related to the change in the discount rate[1] | **—** | (1,284) | — |
| | **4,936** | 4,612 | 4,760 |
| Current service expense | **323** | 405 | 563 |
| Interest expense | **329** | 339 | 379 |
| Actuarial gain | **62** | 488 | — |
| Benefits paid | **(200)** | (730) | (127) |
| Foreign exchange variation | **203** | (178) | 321 |
| | **717** | 324 | 1,136 |
| Balance, end of year[2] | **5,653** | 4,936 | 5,896 |
| **Change in plan assets** | | | |
| Fair value, beginning of year | **3,686** | 3,909 | 3,056 |
| Actual return on plan assets | **(79)** | 311 | 434 |
| Employer contributions | **152** | 222 | 317 |
| Benefits paid | **(153)** | (609) | (113) |
| Foreign exchange variation | **120** | (147) | 215 |
| | **40** | (223) | 853 |
| Fair value, end of year | **3,726** | 3,686 | 3,909 |
| **Funded status** | | | |
| Excess of accrued benefit obligation over fair value of assets | **(1,927)** | (1,250) | (1,987) |
| Unamortized transitional asset | **(1,499)** | (1,554) | — |
| Unamortized net actuarial loss (gain) | **848** | 301 | (467) |
| Accrued benefit liability | **(2,578)** | (2,503) | (2,454) |

1. Reflects the recommendations issued in 2000 by the CICA with respect to Section 3461 to change the discount rate used to value pension benefit obligations and service costs from an estimated long-term rate to a market-based interest rate of high-quality bonds and other related assumptions.
2. Included in the above accrued benefit obligation is the unfunded obligation of the SERP totaling $2,234,000 in 2001, ($2,160,000 in 2000 and $2,454,000 in 1999).

## 12. EMPLOYEE FUTURE BENEFIT PLANS (continued)

### *Defined pension benefit plans (continued)*

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

| | **2001** | December 31, 2000[i] | January 1, 2000[ii] | 1999 |
|---|---|---|---|---|
| | **%** | % | % | % |
| Expected long-term rate of return on plan assets | **7.0** | 7.0 | 7.0 | 7.0 |
| Rate of compensation increase | **3.0** | 3.0 | 3.0 | 5.0 |
| Discount rate | **6.5** | 6.5 | 7.5 | 7.0 |

i Actuarial assumptions adopted in measuring the accrued benefit obligation at the end of 2000.

ii Actuarial assumptions adopted in measuring the accrued benefit obligation at the beginning of the year and the expenses of 2000.

The Company's net benefit plans expense is as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| | **$** | $ | $ |
| Current service expense | **323** | 405 | 834 |
| Interest expense | **329** | 339 | 379 |
| Expected return on plan assets | **(248)** | (253) | (228) |
| Amortization of transitional asset | **(101)** | (105) | — |
| Amortization of net actuarial loss | **7** | — | 1 |
| Net benefit expense | **310** | 386 | 986 |

### *Other benefit plan*

The Company also has an accrued benefit obligation related to another benefit plan totalling $319,000 at December 31, 2001 ($240,000 at December 31, 2000 and $199,000 at December 31, 1999). This plan is not funded. The expenses for this Company's benefit plan amounted to $96,000 in 2001 ($63,000 in 2000 and $77,000 in 1999).

## 13. MINORITY INTEREST

Minority interest resulted from common and preferred shares held by Golden Star Resources Ltd. ("Golden Star") and the Government of Guyana in the Omai Gold Mines Limited ("Omai") subsidiary.

## 14. CAPITAL STOCK

*Authorized*

Unlimited number of common shares and Class I preferred shares; and 10,000,000 Class II preferred shares.

- Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

  During 2000, the Company created the Class I preferred shares, Series 1 category which consists of 5,000,000 shares, without par value, non cumulative dividend as determined by the Board of Directors, convertible into common shares for a period not exceeding 90 days after the approval by the shareholders of the elimination of the par value of the common shares, redeemable at the Company's option at the issue price of the shares;

- Voting common shares without par value.

At their annual general and special meeting of shareholders held on June 22, 2000, the Company's shareholders approved a by-law providing that all of the common shares of the Company, having a par value of Cdn $4 each, whether issued or unissued, be without par value. Prior to June 22, 2000, common shares were issued for cash or assets and the difference between the amounts received and the par value of Cdn $4 per share was credited to consolidated contributed surplus.

**14. CAPITAL STOCK (continued)**

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Number of common shares (000)** | **Amount $** | Number of common shares (000) | Amount $ | Number of common shares (000) | Amount $ |
| Common shares issued and fully paid | | | | | | |
| Balance, beginning of year | **75,563** | **209,961** | 70,563 | 204,961 | 70,563 | 204,961 |
| Issued pursuant to private placements and used to reimburse Jipangu Inc. mortgage loan | **21,491** | **10,000** | — | — | — | — |
| Issued following the exercise of previously issued common share purchase warrants | **2,100** | **2,118** | — | — | — | — |
| Issued pursuant to a private placement | **4,950** | **3,692** | — | — | — | — |
| Issued pursuant to private placements of flow-through common shares[1] | **800** | **520** | — | — | — | — |
| Converted from Class I Preferred Shares, Series 1, issued pursuant to a private placement | **—** | **—** | 5,000 | 5,000 | — | — |
| | **29,341** | **16,330** | 5,000 | 5,000 | — | — |
| Balance, end of year | **104,904** | **226,291** | 75,563 | 209,961 | 70,563 | 204,961 |
| Common share purchase Warrants | | **436** | | — | | — |
| | | **226,727** | | 209,961 | | 204,961 |

1. 300,000 common shares were subscribed by officers and other employees at the conditions than subscribed by the arm's length parties.

***Issuance of securities***

On May 5, 2000, Jipangu Inc. and the Company concluded a private placement of 5,000,000 units at a price of $1.00 per unit. Each unit consisted of one newly created Class I Preferred Shares, Series 1 and one common share purchase warrant ("Warrant"). Each Class I Preferred Share, Series 1 was converted on July 17, 2000, into one common share. Each Warrant entitled Jipangu Inc. to subscribe for one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu Inc. exercised 2,100,000 of these Warrants for proceeds totaling $2,118,000. The remaining Warrants expired without being exercised.

In 2001, Jipangu Inc. converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totaling $6,300,000. Then, on September 25, 2001, Jipangu Inc. concluded the second private placement totaling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share.

On July 25, 2001, Cambior concluded private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses (as defined in the applicable tax legislation) on some of the Company's properties located in Québec, Canada.

On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3,692,000, each Unit consisting of one common share and a warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share prior to November 30, 2002.

## 14. CAPITAL STOCK (continued)

### *Warrants*

During 2000 and 2001, Warrants were issued as follows:

| Date of issue | Number issued | Exercise price $ per share | Expiry date | Number outstanding as at December 31, 2001 |
|---|---|---|---|---|
| May 5, 2000[1] | 5,000,000 | $1.01 (Cdn $1.60) | October 31, 2001 | — |
| June 30, 2000[2] | 2,500,000 | $0.75 | December 31, 2000 | — |
| January 12, 2001[3] | 1,300,000 | $0.37 (Cdn $0.56) | December 31, 2005 | 1,300,000 |
| December 12, 2001 | 4,950,000 | $0.83 (Cdn $1.31) | November 30, 2002 | 4,950,000 |

1. 2,100,000 Warrants were exercised on October 31, 2001 and the remainder expired without being exercised.
2. These Warrants were valued at $125,000 and expired on December 31, 2000, unexercised.
3. These Warrants were issued to lenders of the 2001 Credit facility and valued at $436,000.

### *Earnings per share*

The following number of equity instruments as at December 31 were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

| | **2001 Number of instruments (000)** | 2000 Number of instruments (000) | 1999 Number of instruments (000) |
|---|---|---|---|
| Options | **4,855** | 3,549 | 4,128 |
| Warrants | **6,250** | 5,000 | — |
| | **11,105** | 8,549 | 4,128 |

### *Common share purchase options*

Under the Stock Option Plan for key employees of the Company and its subsidiaries, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of one common share of the Company on the Toronto Stock Exchange on the five days trading immediately preceeding the date of grant.

The following table sets out the activity in options:

| *(in thousands)* | **2001** | **Weighted average price $** | 2000 | 1999 |
|---|---|---|---|---|
| Common shares reserved | **5,500** | | 5,500 | 5,500 |
| Outstanding, beginning of year | **3,549** | **6.83** | 4,128 | 2,986 |
| Granted | **1,745** | **0.33** | 730 | 1,258 |
| Cancelled or expired | **(439)** | **6.56** | (1,309) | (116) |
| Outstanding, end of year | **4,855** | **4.24** | 3,549 | 4,128 |
| Weighted average exercise price ($) | **4.24** | | 6.83 | 8.25 |
| Options exercisable, end of year | **2,230** | | 1,796 | 1,587 |

**14. CAPITAL STOCK (continued)**

***Common share purchase options (continued)***

The stock options outstanding at December 31, 2001 are detailed as follows:

| Exercise price | Options outstanding | | | Exercisable options | |
|---|---|---|---|---|---|
| ($) | Number (000) | Weighted average remaining life | Weighted average exercisable price ($) | Number (000) | Weighted average exercisable price ($) |
| 0.32 to 0.51 | 1,648 | 6.5 years | 0.33 | — | — |
| 0.92 | 611 | 5.5 years | 0.92 | — | — |
| 2.64 to 3.56 | 783 | 4.3 years | 3.55 | 417 | 3.55 |
| 4.90 | 242 | 3.3 years | 4.90 | 242 | 4.90 |
| 7.16 to 9.89 | 794 | 2.0 years | 8.34 | 794 | 8.34 |
| 10.47 to 12.44 | 777 | 1.8 year | 11.43 | 777 | 11.43 |
| | 4,855 | | 4.24 | 2,230 | 8.15 |

**15. FAIR VALUE OF FINANCIAL INSTRUMENTS**

The fair value of cash and cash equivalents, accounts receivable, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

Interest rates for temporary investments range from 1.55% to 2.22% (5.70% to 6.40% in 2000).

Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2001 and 2000.

**16. ELIMINATION OF DEFICIT FROM CONTRIBUTED SURPLUS**

At their annual general and special meeting held on June 22, 2000, the Company's shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account.

**17. CUMULATIVE TRANSLATION ADJUSTMENT**

This account reflects the difference in the value of the net assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

| | **2001 $** | 2000 $ | 1999 $ |
|---|---|---|---|
| Cumulative unrealized loss, beginning of year | **(15,421)** | (8,754) | (38,080) |
| Unrealized gain (loss) for the year on translation of net assets | **(5,858)** | (7,539) | 20,151 |
| Exchange loss charged to operations following reduction in net investment in Canadian operations | | | |
| Continuing operations | **914** | — | — |
| Discontinued operations | — | 872 | 9,175 |
| Cumulative unrealized loss, end of year | **(20,365)** | (15,421) | (8,754) |
| Exchange rate, end of year | **1.5928** | 1.4995 | 1.4433 |

## 18. INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted by applying the Canadian statutory income tax rate (federal and provincial: 38.2% in 2001 and 2000 and 38.3% in 1999) as a result of the following:

| | **Liability Method 2001 $** | Liability Method 2000 $ | Deferral Method 1999 $ |
|---|---|---|---|
| Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial) | **(3,148)** | (31,209) | (135,035) |
| Increase (Decrease) resulting from: | | | |
| Resource allowance and earned depletion | **(817)** | (2,854) | 4,807 |
| Unrecognized deductible temporary differences of the year | **2,248** | 19,459 | 80,814 |
| Unrecognized tax benefit on earnings in Canada | **2,627** | — | 25,146 |
| Losses of foreign subsidiaries for which no tax benefit was recognized (used of unrecognized losses) | **(730)** | 13,106 | 30,962 |
| Non-taxable portion of gain | **(357)** | — | — |
| Variation in income tax rates of foreign subsidiaries | **115** | 1,588 | (1,296) |
| Non-deductible items and other elements | **62** | (90) | — |
| | **—** | — | 5,398 |
| Tax on large corporations | **115** | 384 | 537 |
| Provincial mining taxes | **—** | (473) | (10,334) |
| | **115** | (89) | (4,399) |

The provision for income and mining taxes is made up of the following components:

| | **Liability Method 2001 $** | Liability Method 2000 $ | Deferral Method 1999 $ |
|---|---|---|---|
| Current | | | |
| Federal income taxes – Tax on large corporations in Canada | **115** | 384 | 537 |
| Provincial mining taxes | **—** | (473) | 222 |
| | **115** | (89) | 759 |
| Future | | | |
| Federal income taxes | **—** | — | 3,809 |
| Provincial income taxes | **—** | — | 1,177 |
| Foreign income taxes | **—** | — | 412 |
| Provincial mining taxes | **—** | — | (10,556) |
| | **—** | — | (5,158) |
| | **115** | (89) | (4,399) |
| Continuing operations | **115** | (148) | 7,729 |
| Discontinued operations | **—** | 59 | (12,128) |
| | **115** | (89) | (4,399) |

## 18. INCOME AND MINING TAXES (continued)

The provision for future income and mining taxes has been provided on temporary and timing differences which consists of the following:

| | **Liability Method 2001 $** | Liability Method 2000 $ | Deferral Method 1999 $ |
|---|---|---|---|
| Depreciation, depletion and amortization | **(262)** | (147) | (4,945) |
| Writedown of mining assets | **(1,897)** | (21,550) | (80,232) |
| Mine closures, reclamation and other provisions | **(89)** | (367) | (1,359) |
| Unused tax loss carry-forward | **—** | 2,605 | — |
| Write-off of tax benefit | **—** | — | 8,466 |
| Exchange losses | **—** | — | 1,788 |
| Unrecognized deductible temporary differences of the year | **2,248** | 19,459 | 80,814 |
| Other | **—** | — | 866 |
| | **—** | — | 5,398 |
| Provincial mining taxes | **—** | — | (10,556) |
| | **—** | — | (5,158) |

As at December 31, 2001 and 2000, future tax assets have been as follows:

| | **2001** | | | 2000 | | |
|---|---|---|---|---|---|---|
| | **Canada $** | **U.S. and other $** | **Total $** | Canada $ | U.S. and other $ | Total $ |
| Net operating loss carry-forwards | **152** | **52,551[1]** | **52,703** | 152 | 53,704 | 53,856 |
| Difference between book and tax depreciation and depletion | **61,024** | **13,695** | **74,719** | 57,529 | 11,537 | 69,066 |
| Accrued liabilities | **4,361** | **—** | **4,361** | 4,300 | — | 4,300 |
| Others | **332** | **—** | **332** | 748 | — | 748 |
| Total of future tax assets before valuation allowance | **65,869** | **66,246** | **132,115** | 62,729 | 65,241 | 127,970 |
| Valuation allowance | **(65,869)** | **(66,246)** | **(132,115)** | (62,729) | (65,241) | (127,970) |
| Total of future tax assets | **—** | **—** | **—** | — | — | — |

1. Losses in other countries include losses in Guyana for an amount of $72,445,000 and losses in United States for an amount of $77,343,000.

Cambior has approximately $99,720,000 of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $225,960,000 in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years.

## 19. COMMITMENTS AND CONTINGENCIES

### *Gold sales and deliveries*

The Company's gold sales and deliveries commitments are as follows:

| | | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | Total |
|---|---|---|---|---|---|---|---|---|
| **Forwards** | | | | | | | | |
| Quantity | (000 ozs) | 167 | 242 | 94 | 86 | 102 | 56 | 747 |
| Average price | ($/oz) | 286 | 286 | 300 | 303 | 323 | 350 | 299 |
| **Prepaid gold forwards** (Note 10) | | | | | | | | |
| Quantity | (000 ozs) | 52 | 52 | 52 | 52 | — | — | 208 |
| Average price | ($/oz) | 235 | 235 | 235 | 235 | — | — | 235 |
| **Variable volume forwards** [1, 3] | | | | | | | | |
| Minimum quantity | (000 ozs) | 65 | 68 | 68 | 68 | 28 | — | 297 |
| Average price | ($/oz) | 332 | 336 | 338 | 342 | 346 | — | 338 |
| **Minimum delivery obligations** | | | | | | | | |
| Quantity | (000 ozs) | 284 | 362 | 214 | 206 | 130 | 56 | 1,252 |
| Average price | ($/oz) | 287 | 288 | 296 | 299 | 328 | 350 | 298 |
| **Call options sold** [2] | | | | | | | | |
| Quantity | (000 ozs) | 264 | 53 | 53 | — | — | — | 370 |
| Average price | ($/oz) | 315 | 300 | 300 | — | — | — | 311 |
| **Variable volume forwards** [1, 3] | | | | | | | | |
| Variable quantity | (000 ozs) | 60 | 60 | 60 | 60 | 25 | — | 265 |
| Average price | ($/oz) | 332 | 336 | 338 | 342 | 346 | — | 338 |
| **Total delivery commitments** | | | | | | | | |
| Quantity | (000 ozs) | 608 | 475 | 327 | 266 | 155 | 56 | 1,887 |
| Average price | ($/oz) | 304 | 295 | 305 | 308 | 331 | 350 | 306 |

1. The VVF position is for a nominal quantity of 373,176 ounces, maturing at fixed delivery dates from January 2002 to May 2006. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% (shown as minimum quantity in the table) up to a maximum of 150% of the nominal quantity based on a spot gold price ranging from $276 per ounce to $360 per ounce. Monthly test dates are set between January 2002 and May 2004.

| Valuation date | Fixing the quantity of the period |
|---|---|
| Year 2002 | Years 2002 and 2004 |
| Year 2003 | Years 2003 and 2005 |
| January to May 2004 | January to May 2006 |

Each increase of $1 per ounce in gold price above $276, at each monthly test date, will increase by 59 ounces per fixed period the minimum quantity of the VVF positions up to 5,000 ounces per period and has been recognized as a delivery commitment on the table.

2. The call options sold are detailed as follows:

| Expiry Date | Quantity (000 ozs) | $/oz |
|---|---|---|
| 2002 | 47 | 285 |
| | 98 | 300 |
| | 119 | 340 |
| | 264 | 315 |
| 2003 | 53 | 300 |
| 2004 | 53 | 300 |
| | 370 | 311 |

**19. COMMITMENTS AND CONTINGENCIES (continued)**

***Gold sales and deliveries (continued)***

2. (continued)

   The Company's contingent delivery obligations under such contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

3. Certain call options sold, forwards and VVF positions, totaling 971,260 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% to 1.75% per annum.

4. At December 31, 2001, the estimated mark-to-market value of Cambior's gold sales and deliveries commitments, calculated at a spot price of $277 per ounce ($273 per ounce in 2000) is the following:

| | **2001**<br>**$** | 2000<br>$ |
|---|---|---|
| Forwards and prepaid gold forwards | **(1,016)** | 705 |
| VVF and call options sold (accounted for in the balance sheet as fair value of non hedge derivative instruments) | **5,330** | 6,061 |
| | **4,314** | 6,766 |

***Foreign exchange contracts***

The Company's Canadian dollar hedging commitments are as follows:

| | 2002 | 2003 | 2004 | 2005 | Total |
|---|---|---|---|---|---|
| **Spot Deferred** | | | | | |
| US dollars | 24,257 | — | — | — | 24,257 |
| Exchange rate | 1.4376 | — | — | — | 1.4376 |
| **Fixed Forwards** | | | | | |
| US dollars | 44,659 | 58,208 | 34,422 | 16,039 | 153,328 |
| Exchange rate | 1.5596 | 1.5564 | 1.5637 | 1.5571 | 1.5591 |
| **Total** | | | | | |
| US dollars | 68,916 | 58,208 | 34,422 | 16,039 | 177,585 |
| Exchange Rate | 1.5167 | 1.5564 | 1.5637 | 1.5571 | 1.5425 |

The Company is committed through foreign exchange contracts to deliver US $177,585,000 at an average exchange rate of Cdn $1.5425. The foreign exchange spot deferred contracts have a delivery date that may be deferred up to July 2003, at the Company's discretion, and their value varies based on time and interest rates.

As at December 31, 2001, the fair value loss of the foreign exchange contracts is $4,811,000 ($4,637,000 as at December 31, 2000). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as a hedge instrument.

***Risk of counter-parties***

Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are also lenders to the Company.

## 19. COMMITMENTS AND CONTINGENCIES (continued)

### *Royalties*

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

| | | Payment | | |
|---|---|---|---|---|
| **Mine/Division** | **Calculation** | **2001** **$** | 2000 $ | 1999 $ |
| Omai | 5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce | **4,288** | 4,596 | 4,270 |
| Mouska mine | Two royalties totaling 1% and 2% respectively of gold production | **319** | 371 | 367 |
| Total | | **4,607** | 4,967 | 4,637 |

The Company is also subject to other royalties for which no amount was paid during 2001, 2000 and 1999:

Doyon mine: *One royalty equivalent to 24.75% of any excess of the average market price over $375 per ounce of gold produced;*

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other;

Carlota Project: 5% net smelter royalty upon commencement of commercial production.

### *Claims*

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining taxes assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

## 20. JOINT VENTURES

The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%), El Pachon project (50%) which was sold in September 2001 and Société minière Yaou Dorlin SAS (50%) for 2001 only.

| | **2001** **$** | 2000 $ | 1999 $ |
|---|---|---|---|
| Current assets | **7,796** | 5,453 | 6,218 |
| Property, plant and equipment | **16,256** | 32,739 | 32,432 |
| Current liabilities | **(2,549)** | (2,333) | (2,191) |
| Other liabilities | **(319)** | (240) | (197) |
| | **21,184** | 35,619 | 36,262 |
| Revenues | **29,437** | 27,876 | 29,146 |
| Expenses | **(22,713)** | (22,616) | (26,366) |
| Net earnings | **6,724** | 5,260 | 2,780 |
| Cash flows from (used in) | | | |
| Operating activities | **7,354** | 9,390 | 11,405 |
| Investing activities | **(2,070)** | (4,410) | (4,323) |
| Financing activities | **—** | — | — |

## 21. SEGMENTED INFORMATION

To reflect the revised operational structure of the Company, after the decision was taken to dispose of its base metal sector in March 2000, revenues and total assets by sector of activity are now presented by mine.

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada.

| | Omai<br>$ | Doyon<br>$ | Sleeping Giant<br>$ | Niobec<br>$ | Discontinued operations<br>$ | Corporate and others<br>$ | Total<br>$ |
|---|---|---|---|---|---|---|---|
| **2001** | | | | | | | |
| Revenues – Mining operations | 106,793 | 63,198 | 8,811 | 18,718 | — | — | 197,520 |
| Investments and other income | 119 | — | — | — | — | 608 | 727 |
| Financial expenses | 4,800 | (95) | — | — | — | 860 | 5,565 |
| Depreciation, depletion and amortization | 16,449 | 15,356 | 1,388 | 1,144 | — | 607 | 34,944 |
| Writedown of mining assets and investments | 5,419 | — | — | — | — | — | 5,419 |
| Divisional earnings (loss) | (2,335) | (473) | 353 | 4,706 | — | (8,730) | (6,479) |
| Capital expenditures (disposals) | 8,303 | 7,553 | 1,032 | 1,038 | (12,386) | 923 | 6,463 |
| Property, plant and equipment | 58,133 | 89,781 | 4,251 | 12,004 | — | 30,514 | 194,683 |
| Divisional assets | 77,969 | 93,449 | 4,827 | 19,156 | — | 56,371 | 251,772 |
| **2000** | | | | | | | |
| Revenues – Mining operations | 111,923 | 70,122 | 11,794 | 16,082 | — | — | 209,921 |
| Investments and other income | 60 | — | — | — | — | 660 | 720 |
| Financial expenses | 16,583 | — | — | — | — | 2,129 | 18,712 |
| Depreciation, depletion and amortization | 27,440 | 22,718 | 2,123 | 1,123 | — | 580 | 53,984 |
| Writedown of mining assets and investments | 42,388 | 46,899 | — | — | — | 5,034 | 94,321 |
| Divisional earnings (loss) | (55,447) | (49,828) | 2,646 | 2,616 | (7,192) | (15,796) | (123,001) |
| Capital expenditures (disposals) | 8,816 | 10,663 | 1,135 | 3,076 | (64,869) | (10,060) | (51,239) |
| Property, plant and equipment | 71,587 | 103,446 | 4,886 | 12,854 | 13,906 | 29,193 | 235,872 |
| Divisional assets | 91,452 | 106,461 | 5,319 | 17,873 | 13,906 | 47,689 | 282,700 |
| **1999** | | | | | | | |
| Revenues – Mining operations | 117,422 | 80,617 | 12,462 | 16,685 | — | — | 227,186 |
| Investments and other income | 272 | — | — | — | — | 1,547 | 1,819 |
| Financial expenses | 13,768 | — | — | — | — | (5,945) | 7,823 |
| Depreciation, depletion and amortization | 32,144 | 20,878 | 1,596 | 835 | — | 1,128 | 56,581 |
| Writedown of mining assets and investments | 39,818 | 18,700 | — | — | — | 98,015 | 156,533 |
| Divisional earnings (loss) | (49,376) | (8,883) | 3,340 | 4,911 | (139,952) | (108,529) | (298,489) |
| Capital expenditures (disposals) | 19,559 | 20,794 | 2,090 | 1,917 | 13,005 | 14,038 | 71,403 |
| Property, plant and equipment | 132,599 | 168,733 | 6,084 | 11,349 | 97,435 | 40,440 | 456,640 |
| Divisional assets | 153,855 | 171,079 | 6,596 | 17,055 | 113,048 | 60,041 | 521,674 |

## 21. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings (loss) to net loss for the year is as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| | **$** | $ | $ |
| Divisional earnings (loss) | **2,251** | (100,013) | (50,008) |
| Results of discontinued operations | **—** | (7,192) | (139,952) |
| Corporate and others | **(8,730)** | (15,796) | (108,529) |
| | **(6,479)** | (123,001) | (298,489) |
| Unrealized gain (loss) on derivative instruments | **(731)** | 41,761 | (18,600) |
| Restructuring charge | **—** | (518) | (49,261) |
| Loss on foreign exchange from reduction in net investment | **(914)** | — | — |
| Income and mining taxes | **(115)** | 148 | (7,729) |
| Gain on disposal of exploration properties and other | **—** | — | 1,156 |
| Minority interest | **—** | — | (694) |
| Net loss | **(8,239)** | (81,610) | (373,617) |

### *Geographic information*

| | **Revenues – mining operations** | | | **Property, plant and equipment** | |
|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 |
| | **$** | $ | $ | **$** | $ |
| Canada | **90,727** | 97,998 | 109,764 | **107,535** | 122,946 |
| Guyana Shield | **106,793** | 111,923 | 117,422 | **71,308** | 84,854 |
| Other | **—** | — | — | **15,840** | 28,072 |
| | **197,520** | 209,921 | 227,186 | **194,683** | 235,872 |

## 22. SUBSEQUENT EVENTS

### *Transactions in Guyana Shield:*

Golden Star Resources Ltd.:

On October 31, 2001, Cambior announced that it has reached an agreement with Golden Star which was accepted by the Government of Suriname on January 10, 2002, concerning the acquisition of the 50% interest in the Gross Rosebel Project held by Golden Star for a consideration of $8,000,000 and a price participation right of 10% on the difference between the quarterly market price of gold and $300 per ounce after commencement of commercial production.

Cambior will also acquire Golden Star's interest in other exploration properties in Suriname and in the share capital of Omai, and will transfer to Golden Star its interest in exploration properties located in French Guyana.

Government of Suriname:

The Government of Suriname has also agreed to certain modifications to the 1994 Mineral Agreement in respect of the Gross Rosebel Project as well as certain business conditions, including the commercial terms for power supply at the Project.

In addition, state-owned mining company Grasshopper Aluminum Company N.V. has agreed to relinquish its two options to purchase up to a 40% participation in the Gross Rosebel Project principally in return for a 5% carried interest in the project.

Jipangu Inc.:

Jipangu Inc. committed to use its best efforts to provide, directly or indirectly, non recourse financing of $50,000,000 to Cambior, to be used for the construction and development of the Gross Rosebel property.

## 22. SUBSEQUENT EVENTS (continued)

***Special Warrant offering of up to Cdn $30,000,000 (approximately $18,750,000):***

On February 11, 2002, Cambior announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters:

- have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of Cdn $1.30 (approximately $0.81) per special warrant for gross proceeds to Cambior of Cdn $18,000,000 (approximately $11,250,000); and
- have the option to purchase an additional 9,230,769 special warrants at Cdn $1.30 (approximately $0.81) each at any time prior to the closing date for additional gross proceeds of Cdn $12,000,000 (approximately $7,500,000).

Each special warrant will entitle the holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $1.70 (approximately $1.06) for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle the holder to acquire 1.04 common share and 0.52 warrant.

The offering is scheduled to close on February 27, 2002.

## 23. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with GAAP in the United States ("U.S. GAAP").

### *A. CONSOLIDATED FINANCIAL STATEMENTS*

The adjustments to comply with U.S. GAAP would be as follows:

| | **2001**<br>**$** | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **Consolidated statement of operations** | | | |
| Net loss as per GAAP in Canada | **(8,239)** | (81,610) | (373,617) |
| Writedown of mining assets[a] | **5,419** | 1,698 | (41,925) |
| Depreciation, depletion and amortization[b] | **7,270** | 7,811 | — |
| Variation in the determination of income taxes for the year[c] | **—** | — | (4,138) |
| Exchange gain (loss)[d] | **914** | (949) | (9,986) |
| Unrealized gain (loss) on forward exchange contracts[f] | **(174)** | (4,220) | 33,079 |
| Mining properties[g] | **—** | 4,302 | 19,700 |
| Net earnings (loss) as per U.S. GAAP | **5,190** | (72,968) | (376,887) |
| Basic and diluted earnings (loss) per share as per U.S. GAAP: | | | |
| Continuing operations | **0.06** | (0.89) | (2.66) |
| Discontinued operations | **—** | (0.11) | (2.68) |
| Total | **0.06** | (1.00) | (5.34) |

## 23. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

### *A. CONSOLIDATED FINANCIAL STATEMENTS (continued)*

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:

| | **December 31, 2001** | | | December 31, 2000 | | |
|---|---|---|---|---|---|---|
| | **As per GAAP in Canada $** | **Adjust-ments $** | **As per U.S. GAAP $** | As per GAAP in Canada $ | Adjust-ments $ | As per U.S. GAAP $ |
| **Assets** | | | | | | |
| Long-term investments | **1,934** | **715[i]** | **2,649** | 1,213 | 15,000[h] 1,441[i] | 17,654 |
| Property, plant and equipment | **194,683** | **(41,883)[a] 15,081[b] (13,175)[g]** | **154,706** | 235,872 | (47,302)[a] 7,811[b] (13,175)[g] (15,000)[h] | 168,206 |
| Fair value of hedge derivatives | **—** | **3,510[e]** | **3,510** | — | — | — |
| Fair value of non-hedge derivatives | **5,330** | **(4,811)[f]** | **519** | 6,061 | (4,637)[f] | 1,424 |
| **Liabilities** | | | | | | |
| Current portion of deferred gains | **3,661** | **(3,661)[e]** | **—** | 8,108 | — | 8,108 |
| Deferred gains | **498** | **(498)[e]** | **—** | — | — | — |
| **Shareholders' Equity** | | | | | | |
| Capital stock | **226,727** | **(20,276)[j] 6,753[k]** | **213,204** | 209,961 | (20,013)[j] 6,753[k] | 196,701 |
| Contributed surplus | **23,047** | **11,626[k] 338,620[l]** | **373,293** | 23,047 | 11,626[k] 338,620[l] | 373,293 |
| Deficit | **(117,876)** | **(372,019)** | **(489,895)** | (109,374) | (385,711) | (495,085) |
| Changes in market value of investments | **—** | **715[i]** | **715** | — | 1,441[i] | 1,441 |
| Unrealized gain on hedge derivatives | **—** | **7,669[e]** | **7,669** | — | — | — |
| Cumulative translation adjustment | **(20,365)** | **10,021[d] (19,513)[k]** | **(29,857)** | (15,421) | 10,935[d] (19,513)[k] | (23,999) |

#### *Change in accounting policies under U.S. GAAP*

On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold Forward contracts have been designated as cash flow hedges for U.S. GAAP purposes and are marked-to-market and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts have not been designated as hedges for U.S. GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as transition adjustment on adoption of SFAS 133.

a. Writedown of mining assets

Following the periodic evaluation of the carrying amount of the Company's property, plant and equipment referred to in notes 2 and 8, an additional writedown under U.S. GAAP of $41,925,000 in 1999 was required as a result of discounting cash flows from impaired properties. In 2001, no writedown was required under U.S. GAAP and in 2000, the writedown under U.S. GAAP was lower than under GAAP in Canada.

b. Depreciation, depletion and amortization

Following the additional writedown taken under U.S. GAAP in 1999 as mentioned in (a), the depreciation, depletion and amortization of mining assets for the years 2000 and 2001 was lower under U.S. GAAP than under GAAP in Canada.

**23. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)**
***A. CONSOLIDATED FINANCIAL STATEMENTS (continued)***

c. Deferred income and mining taxes

Under U.S. GAAP, the Company recognized a tax asset in 1994; under Canadian GAAP, the recognition of this asset occurs only when the Company claims tax depreciation. In 2001, 2000 and in 1999, a valuation allowance was recorded for all tax assets.

d. Exchange gain (loss)

The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under U.S. GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

e. Unrealized gain on hedge derivatives

As explained in the change in accounting policies note 23A, the Company designated gold forward contracts as cash flow hedge for U.S. GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Furthermore, when the Company delivers gold production against those contracts at a date earlier than anticipated, the net gain or loss remain in the other comprehensive income and is reclassified into earnings at the original designation date under U.S. GAAP. Under GAAP in Canada, the net gain or loss is deferred and charged to earnings at the original designation date.

f. Unrealized gain (loss) on forward exchange contracts

Gains and losses on forward exchange contracts are not charged to income until maturity of the contracts. Under U.S. GAAP, unrealized gains and losses are charged to income as they are occur. (See change in accounting policies under U.S. GAAP in note 23A).

g. Mining properties

Under GAAP in Canada, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to fixed assets under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study should be expenses as incurred and such property should be classified as exploration property.

h. Incorporated joint ventures

The Company's investment in a joint venture has been proportionately consolidated under GAAP in Canada. Incorporated joint ventures must be accounted for by the equity method under U.S. GAAP. The investment in the joint venture was sold in 2001.

i. Long-term Investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

j. Share issue expenses

Share issue expenses are shown as a reduction in retained earnings as provided for under GAAP in Canada. Under U.S. GAAP, these expenses must be shown as a reduction in capital stock.

k. Change in functional currency

The Company adopted the US dollar as its functional currency effective January 1, 1996. Under U.S. GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

l. Elimination of the deficit

On June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under U.S. GAAP, such transfer is not permitted.

## 23. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

### *B. CONSOLIDATED COMPREHENSIVE INCOME (LOSS)*

The statement of consolidated comprehensive income (loss) is as follows:

| | **2001** **$** | 2000 $ | 1999 $ |
|---|---|---|---|
| Net earnings (loss) as per U.S. GAAP | **5,190** | (72,968) | (376,887) |
| Other comprehensive income (loss) | | | |
| Translation adjustment | **(5,858)** | (7,539) | 20,151 |
| Unrealized gain (loss) on investments | **(726)** | (1,483) | 2,932 |
| Transition adjustment on adoption of SFAS 133[1] | **8,813** | — | — |
| Unrealized gain on hedge derivatives | **(1,144)** | — | — |
| Exchange loss charged to earnings | **—** | 1,821 | 19,161 |
| Consolidated comprehensive income (loss) | **6,275** | (80,169) | (334,643) |

1. Significantly all of this amount has been reclassified in the statement of operations during the year.

Changes in items of the other comprehensive income (loss) are as follows:

| | Balance at beginning $ | Changes during year $ | Exchange loss charged to earnings (Notes 17 and 23A (d)) $ | Balance at end $ |
|---|---|---|---|---|
| **2001** | | | | |
| Cumulative translation adjustment | (23,999) | (5,858) | — | (29,857) |
| Unrealized gain on hedge derivatives | — | 7,669 | — | 7,669 |
| Unrealized gain (loss) on investments | 1,441 | (726) | — | 715 |
| Other cumulative comprehensive loss | (22,558) | 1,085 | — | (21,473) |
| **2000** | | | | |
| Cumulative translation adjustment | (18,281) | (7,539) | 1,821 | (23,999) |
| Unrealized gain (loss) on investments | 2,924 | (1,483) | — | 1,441 |
| Other cumulative comprehensive loss | (15,357) | (9,022) | 1,821 | (22,558) |
| **1999** | | | | |
| Cumulative translation adjustment | (57,593) | 20,151 | 19,161 | (18,281) |
| Unrealized gain (loss) on investments | (8) | 2,932 | — | 2,924 |
| Other cumulative comprehensive loss | (57,601) | 23,083 | 19,161 | (15,357) |

### *C. ACCOUNTING FOR COMPENSATION PLANS*

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is also required to make pro forma disclosures of net earnings, earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free rate of 5.06% in 2001 (6.54% in 2000 and 5.09% in 1999) and a volatility of 95% in 2001 (95% in 2000 and 45% in 1999). A compensation charge is amortized over the vested period.

## 23. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

### *C. ACCOUNTING FOR COMPENSATION PLANS (continued)*

Accordingly the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999 would have been decreased (increased) on a pro forma basis as follows:

| | **2001** | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Actual** | **Pro forma** | Actual | Pro forma | Actual | Pro forma |
| Net earnings (loss) | **5,190** | **4,004** | (72,968) | (74,888) | (376,887) | (379,275) |
| Basic and diluted net earnings (loss) per share ($) | **0.06** | **0.04** | (1.00) | (1.02) | (5.34) | (5.37) |

The weighted average fair value of options granted in 2001 was $0.25 ($0.44 in 2000 and $1.78 in 1999).

### *D. STANDARD APPLICABLE FOR THE YEAR 2002*

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001 and the Company does not expect any significant impact upon adoption.

# Five Year Annual Review 1997-2001

| Years ended December 31 *(unaudited)* | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **FINANCIAL DATA** *(in millions of $)* | | | | | |
| Total revenues[1] | **198.2** | 210.6 | 229.0 | 254.2 | 228.9 |
| Mine operating costs[1] | **151.4** | 152.4 | 152.2 | 159.4 | 146.9 |
| Depreciation, depletion and amortization[1] | **34.9** | 54.0 | 56.6 | 50.7 | 40.5 |
| Exploration and business development expenses[1] | **3.4** | 2.4 | 8.0 | 7.9 | 12.8 |
| General and administrative expenses[1] | **3.9** | 4.6 | 6.3 | 6.1 | 6.4 |
| Financial expenses[1] | **5.6** | 18.7 | 7.8 | 6.6 | 7.4 |
| EBITDA[1,2] | **39.4** | 51.2 | 63.6 | 84.6 | 62.1 |
| Writedown of mining assets and investments[1] | **5.4** | 94.3 | 156.5 | 24.1 | — |
| Earnings (Loss) from continuing operations[3] | **(8.2)** | (74.4) | (233.6) | (8.7) | 0.8 |
| Earnings (Loss) from discontinued operations | — | (7.2) | (140.0) | (5.1) | 1.9 |
| Net earnings (loss)[3] | **(8.2)** | (81.6) | (373.6) | (13.8) | 2.7 |
| Cash flows from operating activities[4] | **81.3** | 25.7 | 11.0 | 83.9 | 109.4 |
| Adjusted cash flows from operating activities[4] | **32.4** | 25.7 | 11.0 | 83.9 | 109.4 |
| Dividends | — | — | 1.8 | 3.5 | 6.3 |
| Investments[1] | **18.8** | 13.6 | 58.4 | 171.0 | 67.4 |
| Cash and cash equivalents | **15** | 4 | 6 | 22 | 51 |
| Total assets | **252** | 283 | 522 | 809 | 765 |
| Total debt | **51** | 130 | 214 | 166 | 141 |
| Deferred revenue | **49** | — | — | — | — |
| Shareholders' equity | **112** | 108 | 191 | 538 | 527 |
| Weighted average number of common shares (in millions) | **92.8** | 73.1 | 70.6 | 69.6 | 60.2 |
| Shares outstanding at year end (in millions) | **104.9** | 75.6 | 70.6 | 70.6 | 60.2 |
| **PER SHARE DATA** *(dollars)* | | | | | |
| EBITDA[1,2] | **0.42** | 0.70 | 0.90 | 1.22 | 1.03 |
| Earnings (Loss) from continuing operations[3] | **(0.09)** | (1.02) | (3.31) | (0.13) | 0.01 |
| Earnings (Loss) from discontinued operations | — | (0.10) | (1.98) | (0.07) | 0.03 |
| Net earnings (loss)[3] | **(0.09)** | (1.12) | (5.29) | (0.20) | 0.04 |
| Cash flows from operating activities[4] | **0.88** | 0.35 | 0.16 | 1.21 | 1.82 |
| Adjusted cash flows from operating activities | **0.35** | 0.35 | 0.16 | 1.21 | 1.82 |
| Dividends | — | — | 0.025 | 0.05 | 0.10 |
| Shareholders' equity | **1.06** | 1.43 | 2.71 | 7.62 | 8.75 |
| **PRODUCTION DATA**[5] | | | | | |
| Production (000 oz Au) | **615** | 613 | 630 | 638 | 520 |
| Gold price used for reserve/resource calculation ($/oz) | **300** | 300 | 325 | 325 | 350 |
| Realized price ($/oz) | **289** | 321 | 356 | 389 | 424 |
| Average market price ($/oz) | **271** | 279 | 279 | 294 | 331 |
| Direct mining cost ($/oz) | **212** | 217 | 215 | 233 | 255 |
| Depreciation, depletion and amortization ($/oz) | **54** | 86 | 94 | 83 | 82 |
| Number of employees | **1,652** | 1,600 | 2,204 | 2,447 | 1,929 |

1. This data concerns continuing operations only. The comparative data has been reclassified accordingly.
2. Earnings before interest, taxes, depreciation, depletion and amortization, unrealized gain/loss on derivative instruments and writedown of mining assets and investments.
3. In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.
4. The comparative data for 1998 and 1997 have been reclassified to conform to the accounting standard in place since the beginning of 1999, relating to the cash flows statements. The adjusted cash flows from operating activities are presented without the deferred revenue.
5. The production data includes all operations (continuing and discontinued).

# Quarterly Review

| (unaudited) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | **2001** |
|---|---|---|---|---|---|
| **RESULTS** *(in millions of $)* | | | | | |
| Total revenues[1] | 47.5 | 49.9 | 48.4 | 52.4 | 198.2 |
| EBITDA[1, 2] | 6.5 | 9.4 | 9.8 | 13.7 | 39.4 |
| Cash flows from operating activities | 67.4 | 7.3 | 1.3 | 5.3 | 81.3 |
| Adjusted loss before unrealized loss/gain on derivative instruments and income and mining taxes | (5.3) | (1.4) | (0.2) | (0.5) | (7.4) |
| Net earnings (loss) | (0.9) | (10.9) | (8.5) | 12.1 | (8.2) |
| **PER SHARE** *($)* | | | | | |
| EBITDA[1, 2] | 0.07 | 0.10 | 0.11 | 0.14 | 0.42 |
| Cash flows from operating activities | 0.76 | 0.08 | 0.01 | 0.05 | 0.88 |
| Adjusted loss before unrealized loss/gain on derivative instruments and income and mining taxes | (0.06) | (0.02) | — | (0.01) | (0.08) |
| Net earnings (loss) | (0.01) | (0.12) | (0.09) | 0.12 | (0.09) |
| Weighted average number of common shares (in millions)[3] | 88.7 | 90.6 | 91.6 | 100.3 | 92.8 |
| **GOLD PRODUCTION** | | | | | |
| Number of ounces (000) | 152 | 153 | 149 | 161 | 615 |
| Realized price ($ per ounce) | 281 | 288 | 293 | 294 | 289 |
| Average market price ($ per ounce) | 264 | 268 | 274 | 279 | 271 |
| Direct mining costs ($ per ounce) | 219 | 219 | 216 | 197 | 212 |
| **FINANCIAL POSITION** *(in millions of $)* | | | | | |
| Cash and cash equivalents | 8 | 10 | 7 | 15 | 15 |
| Total assets | 280 | 271 | 247 | 252 | 252 |
| Total debt | 68 | 67 | 51 | 51 | 51 |
| Deferred revenue | 55 | 55 | 52 | 49 | 49 |
| Shareholders' equity | 109 | 102 | 94 | 112 | 112 |

1. This data concerns continuing operations only.
2. Earnings before interest, taxes, depreciation, depletion and amortization, unrealized loss/gain on derivative instruments and writedown of mining assets and investments.
3. As at December 31, 2001, Cambior had a total of 104.9 million common shares outstanding.

# Mineral Reserve and Resource Definitions

Mineral reserve and mineral resource estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons[1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

| Mine | Location | Name | Title |
|---|---|---|---|
| Omai | Guyana | Y. Michaud | Geology Superintendent |
| | | P. Johnson | Mine Manager |
| Doyon | Québec, Canada | D. Doucet | Chief Geologist |
| | | A. Grenier | Chief Engineer |
| Mouska | Québec, Canada | R. Asselin | Chief Geologist |
| | | P. Godin | Mine Manager |
| Sleeping Giant | Québec, Canada | C. Gobeil | Chief Geologist |
| | | C. Bourcier | Chief Engineer |
| **Gold Projects** | | | |
| Gross Rosebel | Suriname | K. Atherton | Engineering Superintendant, Omai Mine |
| La Arena | Peru | F. Clouston | Project Assessment Engineer |
| **Copper Project** | | | |
| Carlota | Arizona, USA | R. Walish | Project Manager |
| **Industrial Minerals** | | | |
| Niobec[2] | Québec, Canada | D. Villeneuve | Geologist |
| | | S. Thivierge | Engineering Superintendent |

1. Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.
2. The Niobec mine is jointly owned by operator Mazarin Inc. (50%) and Cambior (50%), who is responsible for the marketing.

**Cautionary Note to U.S. Investors** – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 20-F. A copy of the 2000 Form 20-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

**Mineral Reserves**

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

**Proven Mineral Reserve**

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

**Probable Mineral Reserve**

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

**Mineral Resources**

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

**Measured Mineral Resource**

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

### Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

### Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

### Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's mining operations for the proven and probable mineral reserves.

| Mine | Average metallurgical recovery[1] (Gold %) | Cut-off grades (g Au/t) |
|---|---|---|
| Omai | 93 | 0.70 |
| Doyon | 96 | 4.1 |
| Mouska | 94 | 11.8 to 12.1[2] |
| Sleeping Giant | 97 | 8.3 to 8.9[2] |

1. Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.
2. Varies depending on the mining method used.

### Sensitivity Analysis

To establish the 2001 and 2000 year-end mineral reserves, the Company used a long-term gold price of \$300 per ounce and a long-term copper price of \$0.90/lb for 2001 and \$1.00 for 2000. For the Canadian operations, a long-term exchange rate of Cdn \$1.50 was used.

Proven and probable mineral reserves for the gold operations at December 31, 2001 were 2.5 million ounces. A sensitivity analysis using a gold price of \$275 per ounce indicates that mineral reserves would fall 6% to 2.3 million ounces. The impact of a \$275 gold price on the Doyon Division would be a reduction of 8%, while the impact on the Omai mine would be a reduction of 3%. The Doyon Division and Omai mine together represent 97% of Cambior's proven and probable mineral reserves from operations, calculated at the end of 2001.

# Glossary

## Financial Terms

**Call option:** option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

**Cash flow per share:** cash flow from operations divided by the weighted average number of shares outstanding over the reporting period.

**Contango:** a future price that is higher than the current price. The difference in the gold market results from the differential in the cost of borrowing gold (gold lease rate) and the interest earned on cash deposits.

**Direct mining cost:** the average cost of producing an ounce of gold. Includes total operating costs less royalties and depreciation.

**Earnings per share:** the net income divided by the weighted average number of shares outstanding over the reporting period.

**EBITDA:** earnings before interest, taxes, depreciation, depletion and amortization, unrealized loss/gain on derivative instruments and writedowns of mining assets and investments.

**Forward sales:** the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

**Hedging:** a futures transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

**LIBOR:** the prime interest rate *per annum* at which deposits in U.S. dollars are loaned by banks in the London interbank market.

**Mark-to-market valuation:** the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate, etc.

**Margin:** money or securities deposited with a broker as security against possible negative price fluctuations.

**Margin call:** call for margin maintenance as security for the counter-party.

**Prepaid gold forward sale agreement:** an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

**Royalty:** cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mining production.

**Spot price:** the current price of a metal for immediate delivery.

**Variable volume forward:** a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

**Volatility:** propensity for variability. A market or share is volatile when it records rapid variations.

## Mining Terms

**By-product:** a secondary metal or mineral product recovered in the milling process.

**Carbon-in-leach (CIL) process:** a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

**Carbon-in-pulp (CIP) process:** a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

**Concentrate:** a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

**Contained ounces:** ounces in the ground without reduction due to mining loss or dilution.

**Converter:** a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

**Cut-off grade:** the lowest grade of mineralized material considered economic; used in the calculation of mineral reserves in a given deposit.

**Deferred development:** development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

**Depletion:** the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

**Dilution:** an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

**Grade:** the relative quantity or percentage of metal or mineral content.

**ISO 9001:** a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

**ISO 14001:** a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

**Leach/heap leach:** to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

**Reclamation:** operation consisting of restoring a mining site to a satisfactory condition.

**Recovery:** the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

**Rock mechanics:** analysis of the forces acting along joints, faults, and bedding planes of natural rock *in situ,* especially in the evaluation of wall strengths in underground mines and slopes and slope ratios in open-pit mines.

**Stope:** the underground excavation from which the orebody is extracted.

**Stoping:** the process of mining the orebody.

**Stripping:** the process of removing overburden or waste rock to expose ore.

**Strip ratio:** ratio of waste to ore in an open pit operation.

**SX-EW processing:** solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

**Tailings:** the material that remains after all metals or minerals considered economic have been removed from ore during milling.

**Tailings pond:** a containment area used to deposit tailings from milling.

# Corporate Governance and Board of Directors

## CORPORATE GOVERNANCE

### Board Mandate

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. The Board of Directors monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. The Board of Directors sets the Company's policies, assesses their implementation by management and reviews the results.

There are currently three committees of the Board of Directors: the Audit Committee, the Corporate Governance and Human Resources Committee, and the Environment, Occupational Health and Safety Committee. All committees were established by the Board of Directors and report directly to it. All committee members are appointed by the Board of Directors.

### Board's Expectation of Management

The Board of Directors expects management to assume responsibility for the stewardship of the Company while staying within authorized business limits and conforming to the strategic plan, operating budget and various corporate policies approved by the Board. The Board of Directors expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered.

### Communication with Shareholders

The Company communicates with its shareholders, investors and the financial community on a regular basis through quarterly reports, annual reports and press releases. The Company has put in place a shareholder relations program as well as an investor relations and communications program through which the Company can answer the questions and concerns raised by shareholders and investors and efficiently communicate with them as well as with the public at large.

**Cambior's full statement of corporate governance practices can be found in the 2002 Information Circular.**

## BOARD OF DIRECTORS

Guy G. Dufresne[1, 2]
Outremont, Québec
Chairman of the Board,
Cambior Inc.
President and Chief
Executive Officer,
Québec Cartier Mining Company

Alexander G. Balogh[2]
Oakville, Ontario
Director of companies

Graham Farquharson[2, 3]
Toronto, Ontario
President,
Strathcona Mineral Services Limited

Michel Gaucher[3]
Montréal, Québec
Chairman of the Board,
Dynamis Group Inc.

Louis P. Gignac[3]
Brossard, Québec
President and Chief
Executive Officer,
Cambior Inc.

John W.W. Hick[1]
Toronto, Ontario
President and Chief
Executive Officer
Geomaque Explorations Ltd.

David Mosher[1, 2]
Oakville, Ontario
President and Chief
Executive Officer,
High River Gold Mines Limited

Robert Normand[1, 3]
Rosemère, Québec
Director of companies

Gordon Ritchie[1, 2]
Ottawa, Ontario
Chairman, Public Affairs,
Hill and Knowlton

### BOARD COMMITTEES

1. Audit Committee
2. Corporate Governance and Human Resources Committee
3. Environment, Occupational Health and Safety Committee

# Officers, Senior Management and Key Addresses

## OFFICERS

**Guy G. Dufresne**
Chairman of the Board

**Louis P. Gignac**
President and
Chief Executive Officer

**Réjean Gourde**
Senior Vice President,
Guiana Shield

**Raynald Vézina**
Senior Vice President, Canada

**Normand Bédard**
Vice President,
Human Resources

**Pierre Béliveau**
Corporate Controller

**Bryan A. Coates**
Vice President, Finance
and Chief Financial Officer

**Marc Dagenais**
Vice President, Legal Affairs
and Corporate Secretary

**Robert Ménard**
Vice President,
Projects and Construction

**Serge Vézina**
Vice President,
Industrial Engineering
and Environment

## SENIOR MANAGEMENT

**Elzéar Belzile**
Manager – Mining Geology

**Marie-France Bugnon**
Manager – Exploration Canada

**Denis Cimon**
Manager – Mill
Omai Gold Mines Limited

**Yoland Dubé**
Manager – Doyon Mine

**Claude Dufresne**
Marketing Manager – Niobium

**Gerald Fountain**
Project Manager – Carlota

**André Gauthier**
Exploration Manager – Andes

**Patrick Godin**
Manager – Mouska Mine

**Denis Gourde**
Manager – Sleeping Giant Mine

**Michael Gustin**
Exploration Manager –
Guiana Shield

**Claude Imbeault**
Manager – Camroc

**Robert LaVallière**
Manager – Investor Relations
and Communications

**Luc Lessard**
Project Manager –
Construction Group

**Robert Marchand**
Manager – Mining Engineering

**Norman G. McLean**
Manager – Public Affairs,
Omai Gold Mines Limited

**Denis Miville-Deschênes**
Project Manager – Gross Rosebel

**Bertrand Potvin**
General Manager –
Doyon Division

**Marc Robert**
Manager – Taxation
and Insurance

**Robert C. Walish**
Manager – General Services,
Omai Gold Mines Limited

## KEY ADDRESSES

CAMBIOR INC.
**Executive Office:**
1111 St. Charles Street West
Suite 750, East Tower
Longueuil, QC J4K 5G4
Canada
Tel.: (450) 677-0040
Fax: (450) 677-3382

**Canadian Operations and Registered Head Office:**
1075 – 3e Avenue Est
C.P. 9999
Val-d'Or, QC J9P 6M1
Canada
Tel.: (819) 825-0211
Fax: (819) 825-0342

**Doyon Mine**
C.P. 970
Rouyn-Noranda, QC J9X 5C8
Canada
Tel.: (819) 759-3611
Fax: (819) 759-3342

**Mouska Mine**
100, chemin de la Pause
Montbrun, QC J0Z 2Y0
Canada
Tel.: (819) 759-3664
Fax: (819) 759-3665

**Sleeping Giant Mine**
Km 118, Route 109 Nord
Amos, QC J9P 3A3
Canada
Tel.: (819) 759-3190
Fax: (819) 732-5019

**Niobec Mine**
3400, chemin du Columbium
St-Honoré-de-Chicoutimi, QC
G0V 1L0
Canada
Tel.: (418) 673-4694
Fax: (418) 673-3179

OMAI GOLD MINES LIMITED
**Administrative Office:**
176-D Middle Street
Cummingsburg
P.O. Box 12249
Georgetown
Guyana
Tel.: (592-22) 66-463
Fax: (592-22) 66-468

**Omai Mine:**
Tel.: (592-22) 73-810
Fax: (592-22) 73-813

GROSS ROSEBEL PROJECT
Heerenstraat NR 8
P.O. Box 2973
Paramaribo, Suriname
Tel.: (597) 470-801
Fax: (597) 478-447
Site: (597) 880-6415

SOCIEDAD MINERA
CAMBIOR PERU S.A.
Av. Jose Casimiro Ulloa, no. 312
Urban San Antonio, Miraflores
Lima 18
Peru
Tel.: (51-1) 444-8282
Fax: (51-1) 446-9803

# 2001 Trading Information

| | Quarter | Volume (in millions) | High | Low | Close |
|---|---|---|---|---|---|
| | | | Cdn $ per share | | |
| **TORONTO STOCK EXCHANGE (TSE)** | First | 8.7 | 0.61 | 0.44 | 0.48 |
| | Second | 18.0 | 0.94 | 0.48 | 0.83 |
| | Third | 5.9 | 0.93 | 0.55 | 0.90 |
| | Fourth | 4.3 | 0.90 | 0.65 | 0.71 |
| | Full year | 36.9 | 0.94 | 0.44 | 0.71 |
| | | | US $ per share | | |
| **AMERICAN STOCK EXCHANGE (AMEX)** | First | 1.4 | 0.48 | 0.25 | 0.32 |
| | Second | 2.8 | 0.80 | 0.28 | 0.56 |
| | Third | 1.1 | 0.68 | 0.35 | 0.58 |
| | Fourth | 1.1 | 0.58 | 0.41 | 0.44 |
| | Full year | 6.4 | 0.80 | 0.25 | 0.44 |

Total volume (TSE and AMEX): 43.2 million

# Conversion Table

| Metric System | | Imperial System |
|---|---|---|
| 1 metre (m) | = | 3.2808 feet (ft) |
| 1 kilometre (km) | = | 0.6214 mile (mi) |
| 1 square kilometre ($km^2$) | = | 0.3861 square mile ($mi^2$) |
| 1 gram (g) | = | 0.0322 troy ounce (oz) |
| 1 kilogram (kg) | = | 2.2046 pounds (lbs) |
| 1 tonne (t) | = | 1.1023 tons (t) |
| 1 gram/tonne (g/t) | = | 0.0292 ounce/ton (oz/t) |

# Symbols Used

| | | |
|---|---|---|
| Ag | = | Silver |
| Au | = | Gold |
| Cu | = | Copper |
| FeNb | = | Ferroniobium |
| Nb | = | Niobium |
| $Nb_2O_5$ | = | Niobium pentoxide |

Design and Production: Stavro Gulotta

# Shareholder Information

The Annual General and Special Meeting of shareholders will be held at 11:00 am on Tuesday, May 7, 2002, in the Westmount Room of the Bonaventure Hilton Hotel in Montréal, Québec.

A copy of the Annual Information Form is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department at the Longueuil office, or can be downloaded directly from the Company's website, **www.cambior.com**, or the SEDAR (System for Electronic Document Analysis and Retrieval) website, **www.sedar.com**.

*Un exemplaire français du présent rapport annuel est disponible sur demande. Il suffit de s'adresser au service des Relations avec les investisseurs au bureau de Longueuil.*

**For address changes or to receive a copy of the annual report, please contact:**

**Transfer Agent and Registrar**
CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montréal, Québec H3A 2A6
Canada
Tel.: (514) 285-3552
Toll free: 1-800-387-0825

**Co-Transfer Agent and Co-Registrar in the United States**
Computershare Trust Company of New York
Wall Street Plaza
88 Pine Street
New York, NY 10005 USA
Tel.: (212) 701-7600

**Auditors**
Raymond Chabot Grant Thornton

Legal deposit – 2nd Quarter 2002
Bibliothèque nationale du Québec
ISBN 2-921658-39-9


Variation (%)
200
100
0
Cambior
TSE Gold and Precious Minerals Index
J F M A M J J A S O N D J F
2001
2002

**Cambior common share price performance versus TSE Gold and Precious Minerals Index**

**During 2001, Cambior's share price appreciated 51%.**

**Following the exercice of Special Warrants in March 2002, Cambior has 126.2 million common shares outstanding.**

**Investor Relations and Shareholder Information**
Robert LaVallière
Manager, Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
Email: robert_lavalliere@cambior.com

**Internet** www.cambior.com
**Email** info@cambior.com

1111 St. Charles Street West
Suite 750, East Tower
Longueuil, Québec J4K 5G4
Canada
Tel.: (450) 677-0040
Fax: (450) 677-3382

CAMBIOR

St. Charles Street West, Suite 750, East Tower, Longueuil, Québec J4K 5G4
Tel.: (450) 677-0040 Fax: (450) 677-3382
www.cambior.com

Printed in Canada